Exhibit 2(a)

[Execution Copy]

STOCK PURCHASE AGREEMENT

dated as of

December 7, 2000

between

KB ACQUISITION CORP.

("Buyer")

and

CONSOLIDATED STORES CORPORATION

("Seller")

STOCK PURCHASE AGREEMENT

          AGREEMENT dated as of December 7, 2000 between Consolidated Stores Corporation, an Ohio corporation ("Seller"), and KB Acquisition Corp., a Delaware corporation ("Buyer").

W I T N E S S E T H:

          WHEREAS, Seller is the owner of 100 shares of common stock (the "Company Shares") of K.B. Consolidated, Inc., an Ohio corporation (the "Company"), constituting 100% of the issued and outstanding capital stock of the Company;

          WHEREAS, Seller, through the Subsidiaries (as defined below) of the Company, conducts the KB Toy business, which includes the marketing, sale and distribution of toy merchandise through mall-based retail stores, strip shopping centers and outlet retail stores, an on-line toy store and distribution centers (collectively, the "KB Toy Business");

          WHEREAS, immediately prior to the Closing (as defined below), the Company shall dividend the Company Dividend Note (as defined below) to Seller;

          WHEREAS, immediately after the issuance of the Company Dividend Note and immediately prior to the Closing, Seller shall sell the Company Shares to Havens Corners Corporation, a Delaware corporation ("HCC"), in exchange for the HCC Note (as defined below) and 100% of the issued and outstanding capital stock of HCC, consisting of 100 shares of common stock, par value $.001 per share (the "Shares");

          WHEREAS, at the Closing, Buyer desires to purchase the Shares from Seller, and Seller desires to sell the Shares to Buyer, upon the terms and subject to the conditions hereinafter set forth; and

          WHEREAS, as soon as reasonably practicable on the day following the Closing Date, the Company shall repay in full the Company Dividend Note;

          NOW, THEREFORE, for and in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, together with the mutual representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

           Section 1.01.  Definitions.  (a) The following terms, as used herein, have the following meanings:

          "1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person. For purposes of this definition, (i) the term "control," as used with respect to any Person means the power to, directly or indirectly, direct the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise, and (ii) the terms "controlled"and "controlling" have correlative meanings; provided, that neither the Company nor any of its Subsidiaries shall be considered an Affiliate of Seller.

          "Balance Sheet" means the unaudited balance sheet of the Company and its Subsidiaries as of October 28, 2000 referred to in Section 3.08.

          "Balance Sheet Cash" means $20,672,661, which amount excludes the agreed upon $2,000,000 of Store operating cash.

          "Balance Sheet Date" means October 28, 2000.

        "Balance Sheet Date Interim Net Cash Swept Amount" means $0.

         "Balance Sheet Date Working Capital" means $378,346,244, which amount includes the agreed upon $2,000,000 of Store operating cash.

       "Benefit Arrangement" means any employee benefit plan, program or policy (including, without limitation, each "employee benefit plan" within the meaning of section 3(3) of ERISA, employment agreements, stock plans and fringe benefit plans), written or oral, that is maintained or otherwise contributed to by the Seller or any of its Affiliates under which benefits are provided to consultants, directors, employees or beneficiaries of employees, or former employees or beneficiaries of former employees of the Company or its Subsidiaries, or for which the Company or its Subsidiaries has or may have any liability (including without limitation contingent liability) or obligation.

          "Buyer Holdings" means KB Holdings, Inc., a Delaware corporation and the holder of 100% of the capital stock of Buyer.

          "Cash Consideration" means an amount equal to (i) $185,000,000 plus (ii) the Working Capital Adjustment plus (iii) Balance Sheet Cash minus (iv) the Transferred Debt minus (v) the Night Before Interim Net Cash Swept Adjustment or the Final Change in Net Cash Swept Adjustment, as specified.

          "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

          "Charter" means, with respect to any juridical Person, the certificate or articles of incorporation, or other analogous organizational or constituent documents of such Person (including, in the case of a partnership, such partnership's partnership agreement, or, in the case of a limited liability company, such limited liability company's operating agreement).

          "Closing Date" means the date of the Closing.

          "Closing Date Interim Net Cash Swept Amount" means the net amount properly credited or charged pursuant to Section 2.03(h) to the "Interim Net Cash Swept Account" line item of the Company's ledger in respect of Permitted Payments, Permitted Charges and Required Credits after the close of business on the day prior to the Closing Date through the close of business on the Closing Date, determined without giving effect to the Closing and related transactions.

          "Company Dividend Note Amount" means $236,925,515.

          "Company Dividend Note" means a promissory note, due in full on the date immediately following the Closing Date, in the aggregate principal amount equal to the Company Dividend Note Amount, bearing interest at the Reference Rate, in the form attached hereto as Exhibit A-2.

          "Contribution" means with respect to any Lease, the "Four Wall contribution" of the Store that is the subject of such Lease for the fiscal year ended January 29, 2000, as reflected in its Store Profit and Loss Statement for the same period (a sample of which is attached as Appendix I). The Four Wall Contribution shall be equal to Total Operating Profit/(Loss) [Line 60] plus Depreciation [Line 35] plus Home Office Allocation [Line 40] plus Distribution Allocation [Line 41] plus Other Administrative Allocations [Line 42] plus Interest Expense [Line 46]. The Contribution of a New Store Lease shall be deemed to be equal to the Lease Book Value of such New Store Lease.

          "CSC" means Consolidated Stores Corporation, a Delaware corporation.

          "Debt" means all obligations of the Company and its Subsidiaries, contingent or otherwise, to any Person (including Seller or any of its Affiliates) in respect of, without duplication: (i) borrowed money; (ii) indebtedness evidenced by notes, debentures or similar instruments; (iii) capitalized lease obligations; (iv) the deferred purchase price of assets, services or securities (other than trade payables); (v) conditional sale or other title retention agreements; (vi) reimbursement obligations with respect to letters of credit, bankers' acceptances or surety bonds (without duplication of other obligations included in this definition which are guaranteed thereby); (vii) dividends payable to any Person other than the Company or any of its Subsidiaries; (viii) cash overdrafts; and (ix) interest, premium, penalties and other amounts owing in respect of the items described in the foregoing clauses (i) through (viii).

          "Effective Rent" means, with respect to any Lease, the Original Minimum Rent of such Lease plus the Original Percentage Rent of such Lease.

          "Environmental Laws" means any and all federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, codes, injunctions, permits and governmental restrictions, relating to human health, the environment or to emissions, discharges or releases of pollutants, contaminants, Hazardous Substances or wastes into the environment, including without limitation ambient air, surface water, ground water, soils or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, Hazardous Substances or wastes or the clean-up or other remediation thereof.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

          "Final Cash Consideration" means Cash Consideration calculated on the basis of the Final Change in Net Cash Swept Adjustment (i) as set forth in the statement of Final Cash Consideration delivered pursuant to Section 2.03(c), if no notice of disagreement with respect thereto is delivered pursuant to Section 2.03(d) or (ii) if such a notice of disagreement is delivered, (A) as agreed by the parties pursuant to Section 2.03(e) or (B) in the absence of such agreement, as shown in the Arbitrator's calculation delivered pursuant to Section 2.03(e); provided, that the Final Cash Consideration shall not in any event be more than the amount set forth in the notice of disagreement delivered pursuant to Section 2.03(d) nor less than the amount set forth in the statement delivered pursuant to Section 2.03(c).

          "Final Change in Net Cash Swept Amount" means the amount properly set forth in the "Interim Net Cash Swept Account" line item of the Company's ledger as of the close of business on the Closing Date, determined without giving effect to the Closing and related transactions.

          "Final Change in Net Cash Swept Adjustment" means the amount equal to the Final Change in Net Cash Swept Amount minus the Balance Sheet Date Interim Net Cash Swept Amount.

          "GAAP" means United States generally accepted accounting principles in effect from time to time, applied on a basis consistent with the principles, practices and procedures of the KB Toy Business as applied in the preparation of the financial statements of the Company and its Subsidiaries as of January 29, 2000 previously furnished to Buyer.

          "Hazardous Substance" means any hazardous substances (as defined in CERCLA); hazardous waste (as defined in RCRA or the regulations adopted thereunder); polychlorinated biphenyls; petroleum and/or petroleum products; or solid waste, except for solid waste that Seller or its Affiliates are authorized to manage under any applicable Environmental Laws.

          "HCC Note" means a senior subordinated note of HCC in the principal amount of $45,000,000, containing the terms and conditions set forth in Exhibit A-1.

          "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          "Intellectual Property Right" means any rights arising from or related to any trademark, service mark, registration thereof or application for registration therefor, trade name, invention, patent, patent application, trade secret, know-how, copyright, copyright registration, application for copyright registration, copyrightable work, proprietary data and information arising from or relating to customers, or any other type of proprietary intellectual property, together with the embodiments of the foregoing.

          "Intercompany Accounts" means any account maintained by Seller or any of its Affiliates with respect to transactions between the Seller or any of its Affiliates, on the one hand, and the Company or any of its Subsidiaries, on the other.

          "KB Store No. 1013 Litigation" means any litigation relating to the fire at the Store located at 30-81 Steinway Street, Astoria, New York 11103.

          "Landlord" means the lessor or sublessor, as the case may be, under any Lease.

          "Landlord Objection" means written notice from a Landlord to Buyer, the Company, any of its Subsidiaries or Seller to the effect that Landlord specifically objects to the transactions contemplated by this Agreement or that Landlord refuses to grant a Landlord Consent with respect to such transactions.

          "Lease" means each real property lease, sublease or month-to-month tenancy arrangement by which the Company or any of its Subsidiaries is a tenant or has the right to occupy real property, other than a Non-Store Lease.

          "Lease Book Value" means, with respect to any Lease, the net book value of the fixed assets of the Store that is the subject of such Lease included in the Balance Sheet.

          "Lease Consent Costs" means the sum of (i) all Rent Increases and (ii) all Release Payments paid by Buyer, the Company or any of its Subsidiaries or Affiliates in connection with obtaining a Landlord Consent.

          "Lease Enforcement Proceedings" means, with respect to a Lease, the Landlord has, prior to the Lease Termination Enforcement Date, commenced legal proceedings to terminate the applicable Lease or enjoin the sale of the Shares or any of the other transactions contemplated by this Agreement.

          "Lease Restoration Costs" means the sum of (i) all Inventory Shipping Costs with respect to Terminated Leases and (ii) all Restoration Costs with respect to Terminated Leases.

          "Lease Termination Costs" means, with respect to each Terminated Lease, the sum of (i) the Lease Book Value of such Terminated Lease, (ii) the Lease Restoration Costs for such Terminated Lease and (iii) the net present value of the Contribution for such Terminated Lease (applying a discount rate equal to the Reference Rate) for what would have been the remaining term (excluding options to extend or renew) of the subject Lease (except that a Lease having a remaining term of less than one year and a month-to-month Lease shall be treated as having a remaining term of one year and a Lease having a remaining term of greater than two years shall be treated as having a remaining term of two years).

          "Lease Termination Enforcement Date" means the later of (i) one year after the Closing Date or (ii) six months after the delivery of the applicable Landlord Objection; provided, that if any entity other than an Affiliate of Buyer acquires all or substantially all of the assets or a majority of the capital stock of the Company or any of its Subsidiaries, whether by merger, consolidation or otherwise, then the Lease Termination Enforcement Date shall be the date immediately prior to the consummation of such transaction.

          "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

          "Losses" means any and all obligations, damages, losses, fines, penalties, expenses, fees, costs, amounts paid in settlement (including reasonable attorneys' and expert witness fees and disbursements in connection with investigating, defending or settling any action or threatened action) and actual liabilities.

          "Material Adverse Change" means, with respect to the Company and its Subsidiaries, a material adverse change in the business, assets, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole.

          "Material Adverse Effect" means, with respect to the Company and its Subsidiaries, a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole.

          "Multiemployer Plan" means each Employee Plan that is a multiemployer plan, as defined in Section 3(37) of ERISA.

          "Night Before Cash Consideration" means the Cash Consideration calculated on the basis of the Night Before Interim Net Cash Swept Adjustment as set forth in the statement of Night Before Cash Consideration delivered pursuant to Section 2.03(a).

          "Night Before Interim Net Cash Swept Adjustment" means the amount equal to the Night Before Interim Net Cash Swept Amount minus the Balance Sheet Date Interim Net Cash Swept Amount.

          "Night Before Interim Net Cash Swept Amount" means the amount properly set forth in the"Interim Net Cash Swept Account" on the Company's ledger as of the close of business on the day prior to the Closing Date.

        "New Store Lease" means a Lease entered into after January 1, 2000.

          "Non-Store Lease" means each of the real property leases or subleases set forth on Schedule 1.01(a).

          "Original Minimum Rent" means, with respect to any Lease, the amount provided for by such Lease as minimum, base or other fixed amount of rent for or properly allocable to the most recent 12-month period ending prior to the Balance Sheet Date.

          "Original Percentage Rent" means, with respect to any Lease, the amount of percentage rent provided for by such Lease, calculated in accordance with the percentages and breakpoints provided for in such Lease, for or properly allocable to the most recent 12-month period ending prior to the Balance Sheet Date.

          "Permitted Charges"means such term as defined on Appendix II.

          "Permitted Payments"means such term as defined on Appendix II.

          "Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

          "RCRA" means the Resource Conservation and Recovery Act, as amended.

          "Reference Rate"means a rate per annual equal to the prime reference rate from time to time of National City Bank.

          "Release" means any discharge, emission or release, including without limitation a Release as defined in CERCLA, at 42 U.S.C. §9601(22). The term "Released" has a corresponding meaning.

          "Release Payment" means any payment, other than a Rent Increase, made to any Landlord by Buyer, the Company or any of its or their Subsidiaries or Affiliates in connection with obtaining a Landlord Consent, regardless of whether such payment is required pursuant to the terms of the applicable Lease or is otherwise required by such Landlord (including, but not limited to, any additional remodeling costs, transfer of assignment charges, administration fees and fees and expenses of counsel in connection therewith).

          "Rent Increase" means an increase in amounts payable under a Lease as rent (including, if applicable, retroactive rent to the Closing Date), agreed to by Buyer, the Company or any of its or their Subsidiaries or Affiliates in connection with obtaining a Landlord Consent; provided, that an increase in rent shall be deemed to be a Rent Increase only to the extent of the net present value (applying a discount rate equal to the Reference Rate) of the amount by which the aggregate annual rent, including both minimum rent and percentage rent (assuming the same sales from the subject Store as were achieved during the most recent 12-month period), will exceed the Effective Rent over the remaining term (excluding options to extend or renew) of the subject Lease (except that a Lease having a remaining term of less than one year and a month-to-month Lease shall be treated as having a remaining term of one year and a Lease having a remaining term greater than two years shall be treated as having a remaining term of two years).

          "Required Credits" shall mean such term as defined in Appendix II.

          "Shared Lawsuits" means the cases captioned (i) John Flores, et al. vs. K*B Toys, et al. (Case No. GIC757012, Superior Court of California, County of San Diego) and (ii) Avis E. Buchanan, et al. vs. Consolidated Stores Corp. d/b/a KB Toys (Civil Action No. DKC99CV3766, U.S. District Court for the District of Maryland, Southern Division).

          "Stores" means, collectively, the stores that are the subject of the Leases, each of which individually is referred to as a Store.

          "Subsidiary" means any Person of which any other specified Person shall at the time, directly or indirectly, through one or more of its Subsidiaries, (a) own at least 50% of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally, (b) hold at least 50% of the partnership, limited liability company, joint venture or similar interests or (c) be a general partner or joint venturer.

          "Target Working Capital Amount" shall mean $305,865,560, which amount includes the agreed upon $2,000,000 of Store operating cash.

          "Terminated Lease" means any Lease (i) the Store of which Buyer or the Company and its Subsidiaries are deprived the possession of as a result of Lease Enforcement Proceedings, but only after (A) a final court order for which all applicable appeal periods have expired or (B) a settlement negotiated by Buyer with Landlord which requires Buyer to vacate such Store, provided that (x) at such time as the aggregate Lease Termination Costs exceed $7,500,000, if the Lease Termination Costs with respect to such Terminated Lease would exceed $400,000 or (y) at such time as the aggregate Lease Termination Costs exceed $10,000,000, if such settlement would result in a liability to Seller pursuant to Section 7.04(d) in excess of $200,000, then, in either case, such settlement shall be subject to the prior approval of Seller, which approval shall not be unreasonably conditioned, delayed or withheld; or (ii) which Seller and Buyer at any time mutually agree in writing is a Terminated Lease.

          "Title IV Plan" means an Employee Plan, other than any Multiemployer Plan, subject to Title IV of ERISA.

          "Transferred Debt" means (i) $7,179,346 of principal, interest and other obligations in respect of the mortgage with respect to the Pittsfield (Berkshire) distribution center, (ii) $3,225,800 of principal, interest and other obligations in respect of the capitalized lease with respect to the Metro (Mt. Pocono, PA) distribution center and (iii) $353,786 of principal, interest and other obligations with respect to the COMDISCO and KBkids.com capitalized leases.

          "Warrants" means the warrants to purchase 2.5% of the Class A Common Stock, par value $.001 per share, of Buyer Holdings, containing the terms and conditions set forth in Exhibit B.

          "Working Capital Adjustment" means the amount equal to the Balance Sheet Date Working Capital minus the Target Working Capital Amount.

          (b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Referee	13.07
Action	11.03
Allocation Statement	8.03(a)
Arbitration	2.03(e)
Arbitrator	13.07
Buyer	Preamble
Buyer Indemnitees	11.02
Buyer's Tax Loss	8.01
Buyer Performance Group	7.06
Cash Consideration	2.01
Clayton Act	4.10
Closing	2.02
Code	8.01
Company	Preamble
Company Securities	3.05(b)
Company Shares	Preamble
Disputed Items	2.03(d)
Financial Statements	3.08
Financing	4.06

Term	Section

HCC	Preamble
Income Tax	8.01
Indemnified Party	11.08
Indemnifying Party	11.08
Inventory Shipping Costs	7.04(d)
KB Toy Business	Preamble
Landlord Consent	7.04(a)
Lease Guaranty	7.04(a)
Miscellaneous Taxes	8.01
Other Consent	3.07
Permit	3.14
Permitted Lien	3.10
Post-Closing Tax Period	8.01
Pre-Closing Tax Period	8.01
Price Allocation	8.03(a)
Purchase Price	2.01
Real Property	3.10
Required Consent	3.07
Return	8.02
Restoration Costs	7.04(d)
Sahara	5.11
Section 338(h)(10) Election	8.03(a)
Seller	Preamble
Seller Group	8.01
Seller Indemnitees	11.02
Seller Release	7.04(a)
Seller's Expense	8.03(b)
Share Purchase Price	2.01
Shares	Preamble
Sonoran	5.11
Subsidiary Securities	3.06(b)
Tax	8.01
Tax Packages	8.03(g)
Transfer Tax	8.01
Transferred Company Plan	3.20(a)
Transferred Employee	9.01

          (c) Definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender. For purposes hereof, "including" shall mean "including without limitation."

ARTICLE II

PURCHASE AND SALE

           2.01.   Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer or its designee, and Buyer agrees to purchase, or cause its designee to purchase, from Seller the Shares at the Closing. The purchase price for the Shares (the "Share Purchase Price") is (i) an amount in cash equal to the Cash Consideration less the Company Dividend Amount and (ii) the Warrants. Notwithstanding the foregoing, the parties acknowledge and agree that the aggregate purchase price of the transactions contemplated by this Agreement shall be equal to the Share Purchase Price, plus the Company Dividend Amount, plus the HCC Note (the "Purchase Price"). The Purchase Price shall be paid as provided in Section 2.02, subject to adjustment as provided in Section 2.04.

           2.02.   Closing. (a) The closing (the "Closing") of the purchase and sale of the Shares shall take place at the offices of Ropes & Gray, One International Place, Boston, Massachusetts on December 7, 2000, or at such other time or place as Buyer and Seller may agree.

          (b)   Immediately prior to the Closing,

          (i)   Buyer shall cause the lenders involved in the Financing to transfer to an account in the name of Mall of America Kay-Bee Toy, Inc., a wholly-owned Subsidiary of the Company, an amount in immediately available funds equal to the Company Dividend Note Amount;

          (ii)  the Company shall declare and issue a dividend to Seller in the form of the Company Dividend Note; and

          (iii) the Seller shall sell the Company Shares to HCC in exchange for the Shares and the HCC Note.

          (c)   At the Closing,

          (i)   Buyer shall deliver to Seller (A) a wire transfer to an account designated by Seller to Buyer at least two business days prior to the Closing in the amount of the Night Before Cash Consideration less the Company Dividend Note Amount in immediately available funds and (B) the Warrants; and

          (ii)  Seller shall deliver to Buyer or its designee certificates for the Shares duly endorsed or accompanied by stock powers duly endorsed in blank,

with any required transfer stamps affixed thereto, and in form proper for transfer.

          (d)   As soon as reasonably practicable on the day following the Closing Date,

             (i)   the Company shall repay in full the Company Dividend Note.

          (e)   Within seven business days after the Closing, Seller shall deliver to Buyer a wire transfer to an account designated by Buyer to Seller at least two days prior to the Closing an amount in immediately available funds equal to the Closing Date Interim Net Cash Swept Amount as set forth in Buyer's statement delivered pursuant to Section 2.03(b), provided that if the calculation of the Closing Date Interim Net Cash Swept Amount results in a negative number then, in lieu of Seller paying Buyer, Buyer shall pay Seller an equivalent positive amount in the manner set forth in clause (c)(i) above.

           2.03.   Statements Relating to Purchase Price. (a) Not later than two business days prior to Closing, Seller will deliver to Buyer statements setting forth the following amounts: Balance Sheet Date Working Capital, Balance Sheet Cash and Transferred Debt, together with bank and loan confirmations of the account balances from which Balance Sheet Cash and Transferred Debt have been derived, as set forth on Schedule 2.03(a). Such statements shall be prepared in accordance with GAAP and shall be derived from and consistent with the Balance Sheet. Not later than 9:00 p.m. on the day prior to the Closing Date, Seller will deliver to Buyer a statement calculating the Night Before Interim Net Cash Swept Amount, the Night Before Net Cash Swept Adjustment and the Night Before Cash Consideration. Such statements shall be prepared in accordance with GAAP.

          (b)   Not later than five business days after the Closing Date, Buyer will deliver a statement of the Closing Date Interim Net Cash Swept Amount. Such statement shall be prepared in accordance with GAAP.

          (c)   Not later than 90 days after the Closing Date, Buyer will prepare and furnish to Seller a statement of Final Cash Consideration. Such statement shall be prepared in accordance with GAAP, it being understood that, to the extent Buyer disagrees with Seller's calculation of Night Before Cash Consideration, or with Buyer's earlier calculation of the Closing Date Interim Net Cash Swept Amount, Buyer shall be entitled to incorporate such disagreements in the calculations in Buyer's statements delivered pursuant to this Section 2.03(c); provided, that, for purposes of such calculation, the parties agree that the amount of the Working Capital Adjustment shall not be subject to modification.

          (d)   If Seller disagrees with Buyer's calculation of Final Cash Consideration as set forth in the statements delivered pursuant to Section 2.03(c), Seller may, within 30 days after delivery of such statements, deliver a notice to Buyer disagreeing with such calculation. Such notice of disagreement shall set forth Seller's calculation of Final Cash Consideration and shall specify those items as to which Seller disagrees and the amount of each such disagreement (the "Disputed Items"), and Seller shall be deemed to have agreed with all other items and amounts reflected in Buyer's statement of Final Cash Consideration.

          (e) If a notice of disagreement shall be duly delivered pursuant to Section 2.03(d), the parties shall, during the 30 days following such delivery, use commercially reasonable efforts to reach agreement on the Disputed Items in order to determine, as may be required, the amount of the Final Cash Consideration. If, during such period, the parties are unable to reach such agreement, either party may cause the Disputed Items to be resolved by means of an arbitration conducted pursuant to Section 13.07 (an "Arbitration"). In any such Arbitration, the Arbitrator (as defined in Section 13.07) shall consider only the Disputed Items and all other items shall be calculated as proposed by Buyer.

          (f) The parties hereto agree that they will, and agree to cause their respective independent accountants to, cooperate and assist in the other party's preparation of the statements to be delivered by such party pursuant to this Section 2.03, including without limitation the making available to the extent necessary of books, records, work papers and personnel, subject, in the case of each such independent accountant, to the execution of customary representations and/or waivers as reasonably requested of either or both of the parties by such independent accountants.

          (g) The parties hereto further acknowledge and agree that all amounts to be calculated pursuant to this Section 2.03 shall be calculated in accordance with GAAP.

          (h) Seller represents, warrants and agrees that (A) with respect to the period on and after the Balance Sheet Date through and including the Closing Date, (i) no transactions have been or will be recorded in the Interim Net Cash Swept Account other than (x) credits for Required Credits and (y) charges for Permitted Payments and Permitted Charges and (ii) no payments have been or will be made from cash of the Company and its Subsidiaries other than distributions to Seller and direct payments (i.e., not through the Interim Net Cash Swept Account) of Permitted Payments and (B) the opening balance in the Interim Net Cash Swept Account on the Balance Sheet Date was $0.

           2.04.  Adjustment of Purchase Price. (a) If Final Cash Consideration as calculated pursuant to Section 2.03 exceeds the Night Before Cash Consideration, Buyer shall pay to Seller, as an adjustment to the Purchase Price, in the manner provided in Section 2.04(b), the amount of such excess. If Night Before Cash Consideration exceeds Final Cash Consideration as calculated pursuant to Section 2.03, Seller shall pay to Buyer, as an adjustment to the Purchase Price, in the manner provided in Section 2.04(b), the amount of such excess. In addition, Seller or Buyer, as applicable, will repay to the other the amount paid pursuant to Section 2.02(c) in respect of the Closing Date Interim Net Cash Swept Amount. Any such payment pursuant to this Section 2.04(a) shall be made at a mutually convenient time and place (i) within 30 days after Buyer's delivery of the statement of Final Cash Consideration pursuant to Section 2.03(c) if no notice of disagreement with respect thereto is delivered pursuant to Section 2.03(d) or (ii) if a notice of disagreement with respect thereto is delivered pursuant to Section 2.03(d) then within 10 days after the earlier of (A) agreement between the parties pursuant to Section 2.03(e) with respect to the Final Cash Consideration and (B) delivery by the Arbitrator of the calculation of the Final Cash Consideration referred to in Section 2.03(e).

          (b) Any net payment pursuant to Section 2.04(a) shall be made by delivery by Buyer, or Seller, as the case may be, of a wire transfer of immediately available funds to the account designated by Seller or Buyer, as the case may be. The amount of any payment to be made pursuant to Section 2.04(a) shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Reference Rate. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365/366 days and the actual number of days for which interest is due.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

          Seller hereby represents and warrants to Buyer that, as of the Closing:

           3.01.  Corporate Existence and Power. Each of the Seller, the Company and HCC is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction, and has all requisite corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities make such qualification necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. Seller has heretofore made available to Buyer true and complete copies of the Charter and bylaws (or analogous governing documents) of the Company, HCC and Seller as currently in effect.

           3.02.  Corporate Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller and HCC of the transactions contemplated hereby are within Seller's and HCC's corporate powers and have been duly authorized by all necessary corporate action on the part of Seller and HCC. This Agreement constitutes a valid and binding agreement of Seller enforceable against Seller in accordance with its terms, except as (i) the enforceability hereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (ii) the availability of remedies may be limited by equitable principles of general applicability or public policy ..

           3.03.  Governmental Authorization. The execution, delivery and performance by Seller for this Agreement require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (i) compliance with any applicable requirements of the 1934 Act; and (ii) notification to the Federal Trade Commission pursuant to the Consent Decree and Order effective August 14, 2000.

           3.04.  Non-Contravention. The execution, delivery and performance by Seller of this Agreement do not and will not (i) contravene or conflict with the Charter or bylaws (or analogous governing documents) of Seller, HCC, the Company or any of the Company's Subsidiaries; (ii) subject to compliance with the matters referred to in Section 3.03, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Seller, the Company or any of the Company's Subsidiaries; (iii) subject to the obtaining of all Required Consents, constitute a default under (or any event that with notice, lapse of time or both, would constitute a default under) or give rise to any right of modification, termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries or to a loss of any benefit relating to the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is entitled under any provision of any agreement, contract or other instrument (other than any Lease) binding upon the Company or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by the Company or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on, or forfeiture of, any asset of the Company or any of its Subsidiaries, except, in the case of clauses (ii), (iii) and (iv), to the extent that any such violation, failure to obtain or other action, approval, consent, waiver, authorization or other action, default, right, modification, Lien or forfeiture would not, individually or in the aggregate, have a Material Adverse Effect.

           3.05.  Capitalization. (a) The authorized capital stock of the Company consists of 100 shares of common stock, of which 100 shares are issued and outstanding.

          (b) The Company Shares have been duly authorized and validly issued and are fully paid and non-assessable. Except as disclosed in Section 3.05(a), there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the "Company Securities"). There are no outstanding obligations of the Company or any Subsidiary to issue, repurchase, redeem or otherwise acquire, or make any payment in respect of, Company Securities.

          (c) The authorized capital stock of the HCC consists of 100 shares of common stock, of which 100 shares shall be issued and outstanding as of the Closing. To Seller's knowledge, HCC has no assets (other than all of the outstanding capital stock of the Company) or liabilities (other than the HCC Note) and has entered into no agreements or transactions other than those contemplated by this Agreement.

          (d) Upon their issuance immediately prior to the Closing, as contemplated herein, the Shares will be duly authorized and validly issued and fully paid and non-assessable.

          (e) As of the Closing, Seller will be the record and beneficial owner of the Shares, free and clear of any Lien and other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Shares), and will transfer and deliver to Buyer at the Closing valid title to the Shares free and clear of any Lien and any such limitation or restriction.

           3.06. Subsidiaries. (a) Except as set forth on Schedule 3.06(a), each Subsidiary of the Company is a corporation or limited liability company duly incorporated or created, validly existing and in good standing under the laws of its jurisdiction, has all requisite corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. Each Subsidiary of the Company is duly qualified to do business as a foreign corporation or limited liability company, as the case may be, and is in good standing in each jurisdiction where such qualification is necessary except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. All Subsidiaries of the Company and their respective jurisdictions of incorporation or creation, as the case may be, issued and outstanding capital stock or other voting securities or ownership interests and the owner of such outstanding capital stock or other voting securities or ownership interests are disclosed in Schedule 3.06(a). Seller has heretofore made available to Buyer true and complete copies of the Charter and bylaws (or analogous governing documents) of each Subsidiary of the Company as is currently in effect and as will be in effect immediately prior to the Closing.

          (b) Except as set forth on Schedule 3.06(b), all of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). All of the outstanding capital stock or other voting securities or ownership interests in each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth on Schedule 3.06(b) and except for the HCC Note and the Company Dividend Note, there are no outstanding (i) securities of any such Subsidiary convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary or (ii) options or other rights to acquire from the Company or any such Subsidiary, or other obligation of the Company or any such Subsidiary to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i) and (ii) being referred to collectively as the "Subsidiary Securities"). Except as set forth on Schedule 3.06(b), there are no outstanding obligations of the Company or any Subsidiary of the Company to issue, repurchase, redeem or otherwise acquire, or make any payment in respect of, any outstanding Subsidiary Securities. To the knowledge of the Seller, except for the Shares and the HCC Note, there are no outstanding shares of capital stock, voting securities of HCC, or rights to acquire any capital stock, voting securities or other securities of HCC.

           3.07.  Required and Other Consents. (a) Schedule 3.07(a) sets forth each agreement, contract or other instrument (excluding the Leases) binding upon Seller, the Company or any of the Company's Subsidiaries or any license, franchise, permit or other similar authorization held by the Company or any of its Subsidiaries, requiring a consent as a result of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby that if not received by the Closing Date would be reasonably likely to have a Material Adverse Effect (each such consent, a "Required Consent" and together the "Required Consents").

          (b)  Schedule 3.07(b) sets forth each other consent (each such consent, excluding the Landlord Consents, an "Other Consent" and together the "Other Consents") under agreements, contracts or other instruments (excluding the Leases) or licenses, franchises, permits or other similar authorizations that is necessary with respect to the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

           3.08.  Financial Statements. The Balance Sheet and the related unaudited statements of income and cash flows for the year-to-date period ending on the Balance Sheet Date, the unaudited balance sheet of the Company and its Subsidiaries as of January 29, 2000 and the related unaudited statements of income and cash flows of the Company and its Subsidiaries for the fiscal year ended January 29, 2000 (collectively, the "Financial Statements"), previously delivered to Buyer, (a) fairly present, in all material respects, the financial position of the Company and its Subsidiaries as of such dates and their results of operations for the year-to-date period ended on the Balance Sheet Date and the fiscal year ended January 29, 2000, and (ii) have been prepared in conformity with GAAP (except as may be indicated in the notes thereto).

           3.09.  Absence of Certain Changes. Except as disclosed in Schedule 3.09 or as contemplated by this Agreement, since the Balance Sheet Date, the KB Toy Business has been conducted in the ordinary course consistent with past practices, and there has not been:

        (a)   any Material Adverse Change or the occurrence of any event or events which individually or in the aggregate would be reasonably likely to result in a Material Adverse Change, other than any resulting from or attributable to changes in general economic conditions that have not been materially worse for the Company and its Subsidiaries, taken as a whole, than those of similar retail or on-line businesses;

         (b)   excluding the Company Dividend Note, any declaration, setting aside or payment of any dividend or other distribution with respect to the Company Shares or the Shares, or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries;

          (c)   any amendment of any material term of any outstanding security of the Company or any of its Subsidiaries;

          (d)   other than as contemplated by Section 2.02(b), any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any indebtedness for borrowed money other than pursuant to the Intercompany Accounts in the ordinary course of business and in amounts and on terms consistent with past practices and any such indebtedness between the Company and any of its Subsidiaries;

          (e)   any creation or assumption by the Company or any of its Subsidiaries of any Lien on any material asset other than in the ordinary course of business consistent with past practices;

          (f)   any making of any loan, advance or capital contribution to or investment in any Person, other than (i) loans, advances or capital contributions to or investments between the Company and any of its Subsidiaries and (ii) loans and advances pursuant to the Intercompany Accounts;

          (g)   any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the KB Toy Business or assets of the Company or any of its Subsidiaries which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

          (h)   any transaction or commitment made, or any contract or agreement entered into, by the Company or any of its Subsidiaries relating to the KB Toy Business or any of their assets (including the acquisition or disposition of any assets) or any relinquishment, compromise or waiver by the Company or any of its Subsidiaries of any contract, lease, license or other right, in either case, material to the Company and its Subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;

          (i)   any change in any method of accounting or accounting practice by the Company or any of its Subsidiaries except for any such change after the Balance Sheet Date required by reason of a concurrent change in generally accepted accounting principles;

          (j)   any (i) grant of any severance or termination pay to any employee of the Company or any of its Subsidiaries having annual compensation in excess of $100,000; (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to or modification of any such existing agreement) with any employee of the Company or any of its Subsidiaries having annual compensation in excess of $100,000; or (iii) any increase in compensation or other benefits paid or payable to any employee of the Company or any of its Subsidiaries having annual compensation in excess of $100,000, except in each case in the ordinary course of business consistent with past practices;

          (k)   any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its Subsidiaries, which employees were not subject to a collective bargaining agreement at the Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees;

          (l)   any material capital expenditure, or commitment for a capital expenditure, for additions or improvements to property, plant and equipment, other than expenditures for repair and maintenance of any Stores, distribution centers or warehouses of the Company and its Subsidiaries in the ordinary course of business;

          (m)   any settlement of, or agreement to settle, any material claim, action, suit, arbitration, proceeding or investigation, other than in the ordinary course of business consistent with past practices;

          (n)   any canceled or compromised debt or claim, other than (i) between the Company and any of its Subsidiaries and (ii) adjustments relating to Intercompany Accounts;

          (o)   any sale, lease or other disposition of any material assets (other than inventory) by the Company or any of its Subsidiaries other than in the ordinary course of business;

          (p)   any delay or postponement of the payment of any accounts payable or other liabilities by the Company or any of its Subsidiaries other than in the ordinary course of business; or

          (q)   any adoption, amendment, modification or termination of any Employee Plan other than in the ordinary course of business.

           3.10.  Properties.  (a) Schedule 3.10(a) contains a list of all material real property owned, leased or subleased by the Company and its Subsidiaries (the "Real Property"), any title insurance policies and surveys with respect thereto, and any material Liens thereon.

          (b)  The Company and its Subsidiaries have good and marketable title to, or in the case of leased or subleased Real Property have valid leasehold or subleasehold interests in, the owned Real Property listed in Schedule 3.10(a) and all other property, rights and assets (whether real, personal, tangible or intangible) reflected on the Balance Sheet or acquired after the Balance Sheet Date, except for properties and assets sold since the Balance Sheet Date in the ordinary course of business consistent with past practices. None of such property or assets is subject to any Lien, except:

          (i)     Liens disclosed on the Balance Sheet;

          (ii)    Liens disclosed in Schedule 3.10(b);

          (iii)   Liens for taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Balance Sheet); or

          (iv)   Liens which do not materially detract from the value or materially interfere with any present or presently intended use of such property, rights or assets (clauses (i), (ii), (iii) and (iv) are, collectively, the "Permitted Liens").

        (c)  With respect to the Real Property that is owned by the Company and its Subsidiaries, each parcel thereof (i) is not in violation of applicable zoning laws or ordinances; (ii) has received all approvals of governmental authorities (including licenses and permits) required in connection with the ownership and operation thereof and has been developed, operated and maintained in accordance with applicable laws, rules, regulations and restrictive covenants, except where the failure to receive such approvals or to develop, operate and maintain would not have a Material Adverse Effect; (iii) has adequate utilities and other services necessary for the operation of such facility provided via public roads or via appurtenant easements benefiting such parcel; (iv) abuts a public road or has adequate vehicular access to a public road via a permanent, irrevocable exclusive easement to a public road; (v) except as set forth on Schedule 3.10(c), there are no leases or other agreements granting to any party or parties the right of use or occupancy of such parcel or any portion thereof and (vi) except as set forth on Schedule 3.10(c), there are no outstanding options or rights of first refusal to purchase such parcel or any portion thereof.

         3.11.  No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

          (i)     liabilities in the amounts provided for in the Balance Sheet or disclosed in the notes thereto;

          (ii)    liabilities incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date ;

          (iii)   liabilities disclosed in Schedule 3.11 or contemplated by Section 2.02(b); and

         (iv) other undisclosed liabilities which, individually or in the aggregate, are not material to the Company and its Subsidiaries, taken as a whole.

           3.12.   Litigation. (a) Except as set forth on Schedule 3.12, there is no action, suit, investigation or proceeding pending against, or to the knowledge of Seller, threatened against or affecting, the Company or any of its Subsidiaries or any of their respective properties before any court or arbitrator or any governmental body, agency or official. There are no judgments, orders, decrees, citations, fines or penalties pending against the Company or any of its Subsidiaries that materially adversely affect the Company and its Subsidiaries, taken as a whole, under any Federal, state or local law.

          (b)   Except for the Shared Lawsuits and the KB Store No. 1013 Litigation, there is no action, suit investigation or proceeding pending against, or to the knowledge of Seller, threatened against or affecting the Company of any of its Subsidiaries or any of their respective properties which, if determined or resolved adversely in accordance with the plaintiff's demands, would reasonably be expected to have a Material Adverse Effect.

           3.13.   Material Contracts. (a) Except as set forth on Schedule 3.13, neither the Company nor any of its Subsidiaries is a party to or subject to:

          (i)     any lease or sublease for personal property held or used by the Company or any of its Subsidiaries having an annual cost or capitalized lease obligation of $200,000 or more;

          (ii)    any contract for the purchase of goods, services, equipment or other assets that provides for annual payments by the Company or any of its Subsidiaries of $200,000 or more, other than purchase orders for inventory and other arrangements with suppliers entered into in the ordinary course of business;

          (iii)   any sales, distribution or other similar agreement providing for the sale by the Company or any of its Subsidiaries of materials, supplies, goods, services, equipment or other assets that provides for annual payments to the Company or any of its Subsidiaries of $200,000 or more, other than sales, distribution or other similar agreements entered into in the ordinary course of business;

          (iv)    any partnership, joint venture or other similar contract arrangement or agreement;

          (v)      any contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), other than (A) pursuant to the Intercompany Accounts, (B) any such contract between or among the Company and its Subsidiaries, (C) contracts relating to indebtedness incurred in the ordinary course of business in an amount not exceeding $200,000 and (D) as contemplated by Section 2.02(b);

          (vi) any license, franchise or similar agreement;

          (vii) any agency, dealer, sales representative or other similar agreement that provides for annual payments by the Company or any of its Subsidiaries of $200,000 or more;

          (viii) any agreement concerning confidentiality or that limits in any material respect the freedom of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any area or which would so limit the freedom of the Buyer or the KB Toy Business after the Closing Date;

          (ix) other than as contemplated by Section 2.02(b), any mortgage, indenture, security agreement (or other agreement under which the Company or any of its Subsidiaries has a granted a Lien, other than a Permitted Lien, on any material asset), note, loan agreement or guarantee of the obligations of a third party;

          (x) any collective bargaining agreement with any labor union currently representing employees of the Company or any of its Subsidiaries;

          (xi) to the extent not disclosed pursuant to Section 3.19 or Section 3.20, any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance or other plan or arrangement for the benefit of the current or former directors, officers and employees of the Company or any of its Subsidiaries;

          (xii) to the extent not disclosed pursuant to Section 3.19 or Section 3.20, any agreement (A) provided for the employment or consultancy with any individual on a full-time, part-time, consulting or other similar basis that provides for annual payments by the Company or any of its Subsidiaries of $100,000 or more or (B) providing severance or retirement benefits;

          (xiii) any agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount to any of its stockholders (other than pursuant to the Intercompany Accounts), directors, officers or employees other than in the ordinary course of business;

          (xiv) any agreement (excluding the Leases) under which the consequences of a default or termination could reasonably be expected to have a Material Adverse Effect;

          (xv) any other agreement (or group of related agreements) the performance of which involves consideration in excess of $200,000 other than in respect of the Intercompany Accounts or any agreement involving Buyer and Seller; or

          (xvi) any other contract or commitment not made in the ordinary course of business that is material to the Company and its Subsidiaries, taken as a whole.

          (b) The Seller has made available to the Buyer a correct and complete copy of each of the written agreements, contracts, commitments, arrangements, leases or plans set forth on Schedule 3.13 or a written summary of the material terms and conditions of any oral agreement set forth on Schedule 3.13.  Each agreement, contract, commitment, arrangement, lease (other than the Leases) or plan disclosed in any Schedule to this Agreement or required to be disclosed pursuant to Section 3.13(a) is a valid and binding agreement of the Company or one or more of its Subsidiaries, as the case may be, and is in full force and effect, and neither the Company nor any such Subsidiary nor, to the knowledge of Seller, any other party thereto is in default in any material respect under the terms of any such agreement, contract, commitment, arrangement, lease or plan.

           3.14.   Licenses and Permits.  Schedule 3.14 contains a list of each material license, permit or other governmental authorization affecting, required for or relating in any material way to, the KB Toy Business (the " Permitsquot;). Except as set forth on Schedule 3.14, such Permits are valid and in full force and effect and, subject to the obtaining of the related Required Consents prior to the Closing Date, are transferable by Seller, except as would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 3.14, none of such Permits will, subject to the obtaining of the related Required Consents prior to the Closing Date, be terminated or impaired or become terminable as a result of the transactions contemplated hereby, except as would not reasonably be expected to have a Material Adverse Effect.

           3.15.   Insurance Coverage. Seller has furnished to Buyer a list of all material insurance policies and fidelity bonds covering the Company and its Subsidiaries, the business and operations of the KB Toy Business and the employees of the Company and its Subsidiaries. All premiums payable under all such policies and bonds have been paid and the Company and its Subsidiaries have otherwise complied in all material respects with the terms and conditions of all such policies and bonds. The insurance currently maintained by Company and its Subsidiaries provides coverage in kind and amount reasonably necessary to protect against risks inherent in or associated with the KB Toy Business.

           3.16.   Leases.  (a)  Seller has made available to Buyer a true and complete copy of each Lease and Non-Store Lease (other than oral month-to-month tenancy arrangements), together with all amendments and modifications thereto, and, with respect to the Non-Store Leases, copies of all mortgages, subordination or attornment agreements and other such documents and agreements of which Seller has knowledge and to which such Non-Store Leases are subject or which affect the rights of the lessee thereunder, all of which Leases and Non-Store Leases (including any month-to-month tenancy arrangement) in effect as of the Balance Sheet Date are listed on Schedule 3.16.  All of the Stores operated in the KB Toy Business are leased by the Company or one of its Subsidiaries as lessee or sublessee and each Lease and Non-Store Lease is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and is in full force and effect. The Company and its Subsidiaries are not (and, to the knowledge of the Seller, no other party is) in breach or default in any material respect under any Lease or Non-Store Lease, and no event has occurred which constitutes or, with the lapse of time or the giving of notice or both, would constitute such a material breach or default by the Company or any of its Subsidiaries thereunder, other than, in the case of the Leases, any breach or default resulting from the transactions contemplated by this Agreement.

          (b) As of the Closing Date, except as disclosed in Schedule 3.16, the Company and its Subsidiaries shall have paid to the Landlord under each Lease and Non-Store Lease (other than a Terminated Lease) all monies then due and owing pursuant to the provisions of such Lease or Non-Store Lease as in effect on the date hereof and shall have fulfilled all material obligations required to be performed by the Company or any such Subsidiary under such Lease or Non-Store Lease, except, in the case of the Leases, for obligations arising out of or resulting from the transactions contemplated by this Agreement.

          (c) Except as otherwise provided in any Lease, neither the Company nor any of its Subsidiaries is (i) subject to any continuous operating covenants or radius restrictions and (ii) obligated to remodel any of the premises subject to a Lease during the term of such Lease.

          (d) Except as set forth in Schedule 3.16, (i) neither the Company nor any of its Subsidiaries has assigned, transferred, conveyed, mortgaged or encumbered any interest in any Lease and (ii) the Company or the applicable Subsidiary is in peaceful and undisturbed possession under each of the Leases and such premises are currently in operation.

          (e) None of the Leases relates to a Store that has been closed.

           3.17. Compliance with Laws. Except as set forth on Schedule 3.17, neither the Company nor any of its Subsidiaries is in violation of, nor has since January 1, 1999 violated, any applicable provisions of any laws, statutes, ordinances or regulations applicable to the Company and its Subsidiaries or the conduct of the KB Toy Business, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

           3.18. Intellectual Property. (a) Schedule 3.18 sets forth a list of all material Intellectual Property Rights, other than any common law rights, specifying as to each, as applicable: (i) the nature of such Intellectual Property Right; (ii) the owner of such Intellectual Property Right; (iii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed, including the respective registration or application numbers; and (iv) material licenses, sublicenses and other agreements as to which the Company or any of its Subsidiaries is a party and pursuant to which any Person is authorized to use such Intellectual Property Right, including the identity of all parties thereto, a description of the nature and subject matter thereof, the applicable royalty and the term thereof.

          (b)  Except as set forth on Schedule 3.18, neither the Company nor any of its Subsidiaries has since October 31, 1997, (i) infringed any Intellectual Property Rights in a manner that would be reasonably likely to have a Material Adverse Effect or (ii) been sued or charged in writing with or been a defendant in any claim, suit, action or proceeding relating to the KB Toy Business that has not been finally terminated prior to the date hereof or that involves a claim of infringement of any Intellectual Property Rights that would be reasonably likely to have a Material Adverse Effect; and Seller has no knowledge of any other material claim or infringement by the Company or any such Subsidiary, and no knowledge of any continuing infringement by any other Person of any Intellectual Property Rights. To Seller's knowledge, no Intellectual Property Right is subject to any outstanding order, judgment, decree, stipulation or agreement materially restricting the use thereof by the Company or any of its Subsidiaries with respect to the KB Toy Business or materially restricting the licensing thereof by the Company or such Subsidiary to any Person.

           3.19.  Employees. Schedule 3.19 contains a list of the names, titles, annual base salaries and any other compensation not made pursuant to a Benefit Arrangement for all employees of the Company and its Subsidiaries whose annual base salary exceeds $100,000.

           3.20.  Benefit Representations. Schedule 3.20 contains a true and complete list of all Benefit Arrangements. With respect to each of the Benefit Arrangements, the Seller has made available to the Buyer a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable, any related trust agreement, annuity contract or other funding instrument and any summary plan description.

           3.21.  Environmental Matters. Except as set forth on Schedule 3.21,

          (a)  no notice, notification, demand, order, request for information or complaint has been received by Seller, the Company or any of its Subsidiaries and no penalty has been assessed against the Company or any of its Subsidiaries with respect to any (A) alleged material violation by the Company or any of its Subsidiaries of any Environmental Law, (B) alleged material failure by the Company or any of its Subsidiaries to have any permit, certificate, license, approval, registration or authorization required under any Environmental Law in connection with the conduct of the KB Toy Business or (C) alleged material liability of the Company or any of its Subsidiaries as a potentially responsible party in connection with any site listed on the National Priorities List or any analogous state list;

          (b)  neither the Company nor any of its Subsidiaries has created, nor does there exist, any condition that requires reporting, assessment or remediation under Environmental Laws except for any such condition that would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect;

          (c)  the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, except for such noncompliance which would not have, individually or in the aggregate, a Material Adverse Effect;

          (d)  the Company and its Subsidiaries have obtained all environmental, health and safety permits, licenses or approvals necessary for the operations of the KB Toy Business, and all such permits, licenses or approvals are in good standing, and the Company and each of its Subsidiaries is in compliance with all terms and conditions of such permits, licenses or approvals, except where the failure to obtain such permits, licenses or approvals, the failure of such permits, licenses or approvals to be in good standing or the failure to comply with such terms and conditions would not, individually or in the aggregate, have a Material Adverse Effect; and

          (e)  none of the Company or any of its Subsidiaries or any of their respective currently owned or leased properties is subject to any on-going investigation, order, judicial or administrative proceeding, judgment, decree or settlement relating to (i) any Environmental Law (including any liability thereunder), (ii) any remediation activity or (iii) any Release of Hazardous Substances, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

           3.22.  Transactions with Affiliates. Except as set forth on Schedule 3.06(b), Schedule 3.19, Schedule 3.20, Schedule 3.22 or Schedule 3.23 or as contemplated by Section 2.02(b), neither the Company nor any of its Subsidiaries is a party to or bound by any contract, commitment or understanding (other than contracts, commitments or understandings between or among the Company and its Subsidiaries) with any of the stockholders (other than the stockholders of Seller's parent corporation), directors or officers of Seller or any of its Affiliates or any member of their respective families or with any of the directors or officers of the Company or any of its Subsidiaries or any member of their respective families, and neither Seller nor any of its Affiliates nor any of the stockholders (other than the stockholders of Seller's parent corporation), directors or officers of the Seller or any of its Affiliates or the members of their respective families or any of the directors or officers of the Company or any of its Subsidiaries or any member of their respective families owns or otherwise has any right to or interest in any asset, tangible or intangible, which is used in the KB Toy Business. Except for the guarantees of certain Leases by the Seller or its Affiliates and except for the items disclosed pursuant to this Section 3.22, (i) neither the Seller nor any of its Affiliates has guaranteed any obligations of the Company or any of its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has guaranteed any obligations of the Seller or any of its Affiliates.

           3.23.  Finders' Fees. Except for Credit Suisse First Boston Corporation, whose fees will be paid by Seller, and except as set forth on Schedule 3.23, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller, any of Seller's Affiliates, the Company or any the Company's Subsidiaries who might be entitled to any fee or commission from Buyer or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

           3.24.  Purchase for Investment. Seller is acquiring the Warrants for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Seller (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Warrants and the underlying shares of common stock and is capable of bearing the economic risks of such investment.

           3.25.  Products. Except as set forth on Schedule 3.25, all of the products marketed or sold by the Company or any of its Subsidiaries prior to the Closing Date (i) were at the time of their sale in compliance in all material respects with all applicable Federal, state and local laws and regulations (including, without limitation, statutory and common law duties) and (ii) were at the time of such sale fit for the ordinary purposes for which they were intended to be used.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

          Buyer hereby represents and warrants to Seller that, as of the Closing:

           4.01. Organization and Existence. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted.

           4.02.  Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as (i) the enforceability hereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (ii) the availability of remedies may be limited by equitable principles of general applicability or public policy.

           4.03.  Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement require no action by or in respect of, or filing with, any governmental body, agency, official or authority.

           4.04.  Non-Contravention. The execution, delivery and performance by Buyer of this Agreement do not and will not (i) contravene or conflict with the certificate of incorporation or bylaws of Buyer; (ii) subject to compliance with the matters referred to in Section 4.03, contravene or conflict with any provision of any law, regulation, judgment, injunction, order or decree binding upon Buyer; or (iii) constitute a default under (or any event that with notice, lapse of time or both, would constitute a default under) or give rise to any right of modification, termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement, contract or other instrument binding upon Buyer or any license, franchise, permit or other similar authorization held by Buyer.

           4.05.   Finders' Fees. There is no investment banker, broker, finder or other intermediary which has been retained or is authorized to act on behalf of Buyer or any of its Affiliates who might be entitled to any fee or commission from Seller or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

           4.06.   Financing. Buyer has received and delivered to Seller a letter from Fleet Retail Finance Inc. and Fleet Securities Inc. (the "Commitment Letter"), with respect to debt financing (the " Financing") in an amount sufficient to fund the Company Dividend Amount and to enable Buyer or its designee to pay the Share Purchase Price, and make any other payments to be made by Buyer or its designee under this Agreement or the transactions contemplated hereby. The terms and conditions of the Commitment Letter have not been altered or amended in any manner that would have an adverse effect on Buyer's ability to perform its obligations under this Agreement, and the Commitment Letter remains in full force and effect (unless superseded by definitive documentation that would not have any adverse effect upon Buyer's ability to perform its obligations under this Agreement). Assuming the accuracy of the Seller's representations and warranties contained in this Agreement, as of the date hereof, Buyer knows of no facts that could result in any of the conditions set forth in the Commitment Letter not being satisfied.

           4.07.   Purchase for Investment. (a) Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.

          (b) The shares of common stock issuable upon exercise of the Warrants will, upon payment therefor in accordance with the terms of the Warrants, be validly issued, fully paid and non-assessable.

           4.08.   Litigation. Assuming the accuracy of Seller's representations and warranties in Section 3.12 as they relate to the representations and warranties contained in this Section 4.08, there is no action, suit, investigation or proceeding pending against, or to the knowledge of Buyer threatened against or affecting, Buyer before any court or arbitrator or any governmental body, agency or official (i) in which there is a reasonable possibility of an adverse decision which would have a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of Buyer or (ii) which in any matter challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated hereby.

           4.09.   Net Worth. Assuming the accuracy of Seller's representations and warranties in Section 3.11 as they relate to the representations and warranties contained in this Section 4.09, as of the Closing Date (after giving effect to the transactions contemplated by this Agreement, including consummation of the Financing), the consolidated net worth of the Company and its Subsidiaries will be at least $20,000,000.

           4.10.   HSR Matters. Buyer Holdings is an "acquiring person" as that term is used and defined under Section 7A of the Clayton Act, 15 U.S.C., Section 18a (the "Clayton Act") and the rules promulgated under the Clayton Act; Buyer is not "controlled by" or "under common control with," as defined in Rule 801.1(b) under the Clayton Act, any other person and is its own "ultimate parent entity" as defined in Rule 801.1(a)(3) under the Clayton Act; and Buyer Holdings does not have total assets or annual net sales as referenced in Section 7A(a)(2) of the Clayton Act and determined in accordance with Rule 801.11 under the Clayton Act of $10 million or more. Neither Buyer Holdings, Buyer nor Seller is required to make any filing under the HSR Act in connection with the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS OF SELLER

          Seller agrees that:

           5.01.  Conduct of the Business. Except as otherwise contemplated by this Agreement or disclosed in Schedule 5.01, from the date hereof until the Closing Date, Seller will cause the Company and its Subsidiaries to conduct the KB Toy Business in the ordinary course consistent with past practice, use their reasonable best efforts to preserve intact the business organizations and relationships of the KB Toy Business with third parties and to keep available the services of the present employees of the KB Toy Business. Without limiting the generality of the foregoing, except as otherwise contemplated by this Agreement or disclosed in Schedule 5.01, from the date hereof until the Closing Date, without the prior consent of Buyer, Seller will not permit the Company or any of its Subsidiaries to:

          (a) adopt or propose any change to its Charter or bylaws (or analogous governing documents);

          (b) merge or consolidate with any other Person or acquire a material amount of assets of any other Person;

          (c) acquire a material amount of assets of any other Person;

          (d) sell, lease, license or otherwise dispose of any material assets or property except for sales, leases, licenses or other dispositions of such assets or property (i) pursuant to existing contracts or commitments and (ii) in the ordinary course consistent with past practice, except that in no event shall the Company or any Subsidiary sell, lease, license or otherwise dispose of any Real Property;

          (e) fail to maintain the Company's and its Subsidiaries' books and records in the ordinary course of business;

          (f) fail to maintain in good repair, subject to ordinary wear and tear, the premises, fixtures, machinery, furniture and equipment of the Company and its Subsidiaries in a manner consistent with past practices;

          (g) except as contemplated by this Agreement and except in the ordinary course of business consistent with past practices, enter into any new Lease or Non-Store Lease or amend in any respect, extend or terminate any Lease or Non-Store Lease or permit any renewal notice period or option to lapse with respect to any such Lease or Non-Store Lease; or

          (h) agree or commit to do any of the foregoing.

Seller will not, and will not permit the Company or any of its Subsidiaries to, (i) take or agree or commit to take any action that would make any representation and warranty of Seller hereunder inaccurate in any material respect at, or as of any time prior to, the Closing Date or (ii) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time.

           5.02.  Access to Information.  From the date hereof until the Closing Date, Seller (a) will, and will cause the Company and each of its Subsidiaries to, give Buyer, its counsel, financial advisors, auditors, prospective lenders and other authorized representatives reasonable access during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries; (b) will furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company and its Subsidiaries as such Persons may reasonably request and (c) will instruct the employees, counsel and financial advisors of Seller, the Company and its Subsidiaries to reasonably cooperate with Buyer in its investigation of the Company and its Subsidiaries; provided that no investigation pursuant to this Section 5.02 shall affect any representation or warranty given by Seller hereunder; and provided further that any investigation pursuant to this Section 5.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Notwithstanding the foregoing, Buyer shall not have access to personnel records of the Company and its Subsidiaries relating to individual performance or evaluation records, medical histories or other information which in Seller's good faith opinion is sensitive or the disclosure of which could subject Seller or its Affiliates to risk of liability.

           5.03.  Notices of Certain Events.  Prior to the Closing Date, Seller shall promptly notify Buyer of:

          (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

          (ii) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

          (iii) any actions, suits, claims, investigations or proceedings commenced or, to Seller's knowledge threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.12 or that relate to the consummation of the transactions contemplated by this Agreement.

           5.04.     Capital Expenditures. Seller shall cause the Company and its Subsidiaries to make capital expenditures in the ordinary course of business and consistent with the budget for the KB Toy Business previously furnished by Seller to Buyer.

           5.05.     Resignations. Seller will deliver to Buyer resignations of all officers and directors (other than Michael Glazer) of the Company and each Subsidiary who will be officers, directors or employees of Seller or any of its Affiliates after the Closing Date from their positions with the Company or any of its Subsidiaries at or prior to the Closing Date.

           5.06.     Confidentiality. From and after the Closing Date, Seller and its Affiliates will hold, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law (including, but not limited to, the rules and regulations of the Internal Revenue Service or any comparable foreign or state agency or authority), all confidential documents and information concerning the Company and its Subsidiaries, and all information relating to Buyer that has been received from Buyer, except to the extent that such information can be shown to have been (i) in the case of information relating to Buyer, previously known on a nonconfidential basis by Seller or its Affiliates, (ii) in the public domain through no fault of Seller or its Affiliates or (iii) later lawfully acquired by Seller or its Affiliates from sources other than Buyer or any of its Affiliates. The obligation of Seller and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information.

          5.07.     Risk of Loss. The risk of loss of the assets of the Company and its Subsidiaries shall remain with Seller until the Closing Date. If any Store or distribution center is damaged by fire or other casualty prior to the Closing Date, if the Closing occurs, on the Closing Date, Seller shall assign to Buyer (i) all insurance proceeds, if any, for such Store or such distribution center which relate to the assets of the KB Toy Business located at such Store or such distribution center and (ii) the business interruption insurance proceeds, if any, for such Store or distribution center which are attributable to the period beginning on the Closing Date and continuing thereafter.

           5.08.  Other Offers. From the date hereof until the Closing Date or earlier termination of this Agreement, Seller will not, and will cause the Company and its Subsidiaries and their respective directors, officers, employees and representatives (including, without limitation, Credit Suisse First Boston Corporation) not to, directly or indirectly, take any action to solicit, initiate or encourage, or furnish any information in connection with, or enter into any discussions or negotiations concerning, any Acquisition Proposal; provided, that nothing contained in this Agreement shall prevent Seller from furnishing nonpublic information to, or affording access to the properties, books or records of the Company or any of its Subsidiaries to, or entering into discussions or an agreement with, any Person in connection with an unsolicited Acquisition Proposal by such Person, if and only if Seller shall have, prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person, terminated this Agreement in accordance with this Section 5.08. Seller may terminate this Agreement pursuant to this Section 5.08 by notice of termination if and only if (i) Seller shall have received a bona fide unsolicited Acquisition Proposal, (ii) Seller shall have furnished Buyer notice of such Acquisition Proposal containing the information referred to in the last sentence of this Section 5.08 not fewer than three business days prior to such termination and (iii) the Seller's Board of Directors shall have determined in good faith after consultation with outside legal counsel that such action is prudent or necessary to comply with their fiduciary duties to the stockholders of the Seller under applicable law. For purposes hereof, an " Acquisition Proposal" means any offer or proposal for, or any indication of interest in, a business combination involving the Company and its Subsidiaries or the acquisition of any equity interest in, or a material portion of the assets of, the Company or any Subsidiary, other than the transactions contemplated by this Agreement. Seller shall promptly notify Buyer of any Acquisition Proposal, which notice shall include the identity of all relevant parties thereto and the terms and conditions of any such Acquisition Proposal.

           5.09.  Non-Competition; Non-Solicitation. (a) Seller agrees that, in consideration of the payment by Buyer of the Purchase Price, Seller shall not, on or prior to the second anniversary of the Closing Date, directly or indirectly: run, own, manage, operate or control any business, venture or activity which is the same as or substantially similar to, or competes with, the KB Toy Business in the United States or any of its territories or possessions. Nothing contained in the immediately preceding sentence shall prevent Seller from, directly or indirectly, (i) selling toys to retail stores and distributors; (ii) continuing to operate its close-out business consistent with its past practices, including, but not limited to, the sale of toys; and (iii) running, owning, managing, operating or controlling a business which sells toys as an integrated part of a close-out business, including a website dedicated to the sale of close-out goods, provided such business is not primarily a sales outlet for toys and such business does not operate through a separate storefront for the sale of toys. In addition to the foregoing, Seller agrees that (x) with respect to products that are marketed by Buyer, any of its Subsidiaries, the Company or any of the Company's Subsidiaries as "KB Exclusives," to the extent that Seller and/or any of its Affiliates obtains rights to market such products from the manufacturer or distributor thereof, Seller and such Affiliates shall only sell such products to consumers and only through their retail operations and (ii) in no event shall Seller or any of its Affiliates use the KB trademark or any variant thereof without the prior written consent of Buyer.

          (b) Except as provided by applicable law, on or prior to the second anniversary of the Closing Date, neither Seller nor any of its Affiliates shall, without the prior written consent of Buyer, solicit to employ or employ any individual who is an employee of the Company or any of its Subsidiaries on the date hereof, or at any time following the date hereof and prior to such second anniversary, and who on or prior to the Closing Date occupies a home office position (other than a secretarial or clerical position) or a management position, unless (i) such individual shall have been, or received notice that he or she will be, involuntarily terminated by the Company or any Subsidiary or (ii) at least six months shall have elapsed following the cessation of such individual's employment (other than as a result of involuntary termination) with Buyer or any of its Affiliates.

          (c) Because of (i) the difficulty of measuring economic losses to Buyer and (ii) the immediate and irreparable damage that could be caused to Buyer and its Affiliates for which they would have no other adequate remedy, in each case as a result of a breach by Seller of this Section 5.09, Buyer, in its sole and absolute discretion, may enforce the provisions of this Section 5.09 by injunction and other equitable relief, in addition to obtaining any other remedy or relief available to Buyer (including damages at law).

          (d) The parties agree that (i) the covenants set forth in this Section 5.09 are severable and separate, and the unenforceability of any specific covenant shall not affect the provision of any other covenant and (ii) if any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth in any such covenant is unreasonable, then it is the intention of the parties that such restriction be enforced to the fullest extent which the court deems reasonable, and this Section 5.09 shall thereby be reformed.

           5.10.  Books and Records; Personnel. Seller acknowledges and agrees that from and after the Closing, the Company will be entitled to own and possess, subject to the next succeeding sentence, all documents, books, records, agreements and financial data of any sort relating to the Company, the Subsidiaries or the KB Toy Business. Seller agrees to deliver and cause its Affiliates to deliver, prior to the Closing, all such books and records in their possession to the Company or, to the extent such books and records are not readily separable from the books and records of Seller or any of its Affiliates relating to their businesses other than the KB Toy Business, true and complete copies of such books and records.

           5.11.  Transfer of LLC Interests. Immediately prior to the Closing, Seller shall cause Pheasant Kay-Bee Toy, Inc., a Subsidiary of the Company, to transfer its limited liability company membership interests in Sonoran LLC, a Delaware limited liability company ("Sonoran"), and Sahara LLC, a Delaware limited liability company ("Sahara"), to Seller.

Seller represents and warrants that neither Sonoran nor Sahara has any assets or liabilities other than related to two jet aircraft that are used by seller.

         5.12.   Insurance Policies and Administration. (a) The Seller will cause all occurrence-based insurance policies under which the Company or its Subsidiaries have been insured prior to the Closing to remain in full force and effect through their natural expiration dates. No alternations or modifications to any of these policies, even if occurring after the expiration of such policies, shall be made without the approval of Buyer, which approval shall not be unreasonably withheld, delayed or conditioned.

          (b) The Seller will cause all claims-made or occurrence-reported policies, including but not limited to Employment Practices Liability, Fiduciary Liability, Directors and Officers Liability and Employee Benefits Liability policies, under which the Company or its Subsidiaries have been insured that are presently in force shall be maintained through their natural expiration dates. All such policies shall provide coverage for a period of time such that, at a minimum, the coverage under such policies remains in force through the expiration of the statute of limitations on claims. No alternations or modifications to these policies, including but not limited to retroactive dates, limits of liability, retentions or deductibles, coverages and any other terms and conditions, even if occurring after the expiration of these policies, shall be made without the approval of the Buyer, which approval shall not be unreasonably withheld or delayed.

          (c) Seller shall maintain its claims administration function consistent with present practices as of the Closing Date, whether directly or through third parties currently engaged, for all of the claims of the Company and its Subsidiaries relating to periods through the Closing Date for the entire life of such claim. The Company will only be required to pay for Seller's costs, if any, associated with the handling of those claims for which the Company and its Subsidiaries are liable and which are not subject to reimbursement or indemnity from the Seller or insurance policies.

ARTICLE VI

COVENANTS OF BUYER

          Buyer agrees that:

           6.01.   Confidentiality. Prior to the Closing Date and after any termination of this Agreement, Buyer and its Affiliates will hold, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the Company and its Subsidiaries, Seller or any of Seller's Affiliates furnished to Buyer or its Affiliates in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by Buyer, (ii) in the public domain through no fault of Buyer or (iii) later lawfully acquired by Buyer from sources other than Seller or any of its Affiliates; provided that Buyer may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement and to its financing sources in connection with obtaining the financing for the transactions contemplated by this Agreement so long as such Persons are informed by Buyer of the confidential nature of such information and are directed by Buyer to treat such information confidentially. The obligation of Buyer and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information. If this Agreement is terminated, Buyer and its Affiliates will, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to Seller, upon request, all documents and other materials, and all copies thereof, obtained by Buyer or its Affiliates or on their behalf from Seller in connection with this Agreement that are subject to such confidence.

           6.02.  Access. On and after the Closing Date, Buyer will afford promptly to Seller, its Affiliates and their respective agents reasonable access during normal business hours to its properties, books, records, employees and auditors to the extent necessary to permit Seller to determine any matter relating to any period ending on or before the Closing Date; provided that any such access by Seller shall not unreasonably interfere with the conduct of the business of Buyer and provided that Seller is not requesting such access for the purpose of investigating any dispute which may exist between Buyer and Seller. Notwithstanding the foregoing, Buyer shall not be required to afford Seller reasonable access pursuant to this Section 6.02 at any time there is any pending litigation or any Arbitration pursuant to Article II or VIII between Buyer and Seller, except to the limited extent reasonably required by Seller to complete an audit of CSC and its consolidated Subsidiaries as required by the 1934 Act and the rules and regulations thereunder, to prepare a Tax Return with respect to the Company or any of its Subsidiaries with respect to a Pre-Closing Tax Period or to defend an audit or other proceeding relating to Taxes of the Company or any of its Subsidiaries with respect to a Pre-Closing Tax Period.

           6.03.  Notices of Certain Events. Prior to the Closing Date, Buyer shall promptly notify Seller in writing of:

          (a) any notice or other communication received from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

          (b) any notice or other communication received from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement;

          (c) any actions, suits, claims, investigations or proceedings commenced or, to Buyer's knowledge, threatened against, relating to or involving or otherwise affecting Buyer that, if pending on the date of this Agreement would have been required to have been disclosed pursuant to Section 4.07 or that relate to the consummation of the transactions contemplated by this Agreement; and

          (d) any development of which Buyer becomes aware (other than developments affecting the markets for senior debt financing generally) that would reasonably be expected to have an adverse effect on the Financing.

           6.04.   Financing.  Buyer will use commercially reasonable efforts to obtain the Financing. In the event that any portion of the Financing becomes unavailable, regardless of the reason therefor, Buyer will use commercially reasonable efforts to obtain alternative financing from other sources on and subject to substantially the same terms and conditions as the portion of the Financing that has become unavailable. Buyer shall use commercially reasonable efforts to satisfy at or prior to the Closing Date all requirements of the agreements related to the Financing (or such alternative financing) which are conditions to closing under such agreements and to drawing down the proceeds of the Financing (or such alternative financing) other than conditions to be satisfied by the Company and its Subsidiaries.

           6.05.   Change of Control of Buyer.  For so long as Seller or any of its Affiliates remains liable as primary obligor or guarantor under any of the Leases, Buyer shall not sell all or substantially all of the assets of the KB Toy Business or the capital stock of the Company and its Subsidiaries (or of any parent company of the Company), whether by merger, consolidation or otherwise, unless (a) the Person acquiring such assets or stock, immediately after giving effect to the proposed transaction, shall have a consolidated net worth of not less than $20,000,000 or (b) the Seller provides its prior written consent to such transaction, which consent shall not be unreasonably withheld or delayed.

          6.06.  No Intercompany Transactions .  Neither the Company nor any of its Subsidiaries shall engage in any intercompany transactions after the Closing on the Closing Date, including the making of any loan, advance, capital contribution, distribution or dividend.

ARTICLE VII

COVENANTS OF BOTH PARTIES

          The parties hereto agree that:

           7.01.  Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, Buyer and Seller will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to satisfy the conditions to the other party's obligation to consummate the transactions contemplated by this Agreement. Seller and Buyer agree, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause the Company and each of its Subsidiaries, to execute and deliver, or cause to be executed and delivered, such other documents, certificates, agreements and other writings and to take, or cause to be taken, such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

           7.02.  Certain Filings. Seller and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers; provided, however, that Buyer shall not be required to make any payments or accept any changes to any such contract except to the extent specifically provided in Section 7.04.

           7.03.  Public Announcements. Buyer and Seller agree not to issue any press release or make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, except as may be required by applicable law or any listing agreement with any national securities exchange.

           7.04.  Certain Matters Relating to Lease Consents. (a) Except as contemplated by the Transitional Services Agreement, Seller and its Affiliates shall not contact any Landlord with respect to a Lease without the prior consent of Buyer, such consent not to be unreasonably withheld, and Seller and its Affiliates shall use commercially reasonable efforts to refer all communications and inquiries from a Landlord to Buyer. Buyer shall not be required to affirmatively request a consent of the Landlord under a Lease to the transactions contemplated by this Agreement (a "Landlord Consent") from any Landlord; provided, however, that if a Landlord contacts Buyer in writing demanding a Rent Increase or Release Payment relative to a Lease pursuant to which the Seller or any Seller Indemnitee is a guarantor as a condition of granting such a Landlord Consent, Buyer shall deal with such Landlord in good faith and use reasonable, good faith efforts to obtain such Landlord Consent by:

(i)	generally describing the transactions contemplated by this Agreement;

(ii)	promptly providing all financial and other information with respect to Buyer reasonably requested by the Landlord;

(iii)	in the event Seller, or any Seller Indemnitee has guaranteed the obligations of the tenant under the Lease, executing a replacement guaranty on substantially similar terms as the guaranty by Seller or such Seller Indemnitee, to the extent the Landlord may reasonably request; and

(iv)	executing such assignment and assumption agreement with regard to the Lease as the Landlord may reasonably require.

          (b)  In the event that, as of the first anniversary of the Closing Date, a Landlord Consent has not been obtained for any Lease, but the Landlord has not provided a Landlord Objection, the Landlord Consent with respect to such Lease shall be deemed to have been given and Seller shall have no further obligation of any kind whatsoever with respect to such Lease.

          (c)  In the event a Landlord Objection is received or Lease Enforcement Proceedings are commenced prior to the Lease Termination Enforcement Date, Buyer shall be responsible for contesting such Landlord Objection and defending such proceedings, and Buyer and Seller shall share equally the cost and expenses of such contest and defense. If Lease Enforcement Proceedings are commenced after the Lease Termination Enforcement Date against Seller, Buyer, the Company or any of its Subsidiaries regarding the failure to obtain any such Landlord Consent, Buyer shall be responsible for defending such action at Buyer's sole cost and expense. Seller shall promptly forward to Buyer any written objection or other similar notice received by Seller from any Landlord.

          (d)  At such time as the aggregate Lease Termination Costs incurred after the date hereof exceed $10,000,000 (including Leases with negative Contribution as a deduction therefrom), for each Lease determined to be a Terminated Lease thereafter, Seller shall, in respect of the Terminated Lease that caused the aggregate Lease Termination Costs to exceed $10,000,000 and each subsequent Terminated Lease, within five business days after Buyer has vacated the subject Store pertaining to such Terminated Lease, pay in cash to Buyer an amount equal to 50% of the Lease Termination Costs for such Terminated Lease. Buyer and Seller agree that, for purposes of the calculation of any payment pursuant to this Section 7.04(d), the Contribution of a Terminated Lease that is less than zero shall be deemed to be equal to zero.

          (e)  Except as otherwise provided in this Agreement, Buyer's only obligation with respect to a Terminated Lease shall be (i) to remove the inventory from the Store relating to such Terminated Lease and (ii) deliver possession of such Store to Landlord as soon as practicable in the condition required under the terms of the Lease. The cost of removing and shipping such inventory from the Store subject to the Terminated Lease to Buyer (the "Inventory Shipping Costs") and the costs of restoring the Store to the condition required under the terms of the Lease to the extent any such costs exceed the cost to restore the Store to "broom clean" condition substantially equivalent to the condition in which the Store was delivered to Buyer (the "Restoration Cost") shall be initially paid by Buyer but shall be "Lease Restoration Costs" and therefore treated as Lease Termination Costs hereunder.

          (f)  From and after such time as the aggregate of the Lease Consent Costs incurred after the date hereof exceed $5,000,000, for each Lease for which Buyer agrees to a Rent Increase and/or Release Payment, Seller shall, within 30 days following written notice thereof delivered to Seller by Buyer, pay to Buyer in cash an amount equal to 50% of the (i) Release Payment, if any, for such Lease and (ii) the Rent Increase, if any, for such Lease. In agreeing to a Rent Increase or a Release Payment with respect to a Lease, Buyer may make such decisions in its sole discretion; provided, that, to the extent the total Lease Consent Costs (x) exceed $3,750,000 and the Lease Consent Costs for such Lease exceed 40% of the net present value (applying a discount rate equal to the Reference Rate) or (y) exceed $5,000,000 and the Lease Consent Costs for such Lease exceed 20% of the net present value (applying a discount rate equal to the Reference Rate), in each case, of the amount of the aggregate rent (assuming the same sales from the subject Store as was achieved during the most recent 12-month period) over the remaining term (excluding options to extend or renew) of the subject Lease (except that a Lease having a remaining term of less than one year and a month-to-month Lease shall be treated as having a remaining term of one year and a Lease having a remaining term of greater than two years shall be treated as having a remaining term of two years), Buyer may only agree to such Rent Increase and/or Release Payment with the prior written consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned.

          (g)      Each of Buyer and Seller agree to keep the other generally apprised of the status of any matters that are the subject of this Section 7.04.

           7.05.  Information. For so long as Seller or any Seller Indemnitee is a guarantor under any Lease, Buyer shall, within 30 days after the end of each March, June, September and December, deliver to Seller a schedule of the Leases then outstanding in respect of which Seller, or any Seller Indemnitee is a guarantor, including a list of such Leases and the remaining term (including any option(s)) and the applicable rent and any other amounts payable under such Leases. Prior to the Closing Date, Seller shall prepare and deliver to Buyer a schedule setting forth such information as of October 28, 2000.

           7.06.  Lease Indemnity. Buyer hereby indemnifies each Seller Indemnitee against and agrees to hold each Seller Indemnitee harmless from and against any and all Losses incurred or suffered by such Seller Indemnitee arising out of (i) the failure of Buyer, the Company, any of its Subsidiaries or any other entity in which the Buyer has an ownership interest or right to directly or indirectly control the management of ("Buyer Performance Group") to pay all monies due and owing pursuant to the provisions of any Lease (other than a Terminated Lease) on or after the Closing Date, (ii) the breach by any member of the Buyer Performance Group of any of the other terms, covenants and conditions of any Lease (other than a Terminated Lease) occurring on or after the Closing Date, or (iii) the failure of any member of the Buyer Performance Group to timely and completely perform each of its obligations under any guaranty or similar agreement with respect to any Lease (other than a Terminated Lease).

           7.07.  Intercompany Accounts and Agreements. As of the Closing, no intercompany accounts reflecting intercompany transactions between Seller and its Affiliates, on the one hand, and the Company and its Subsidiaries, on the other hand, will be outstanding, and all agreements relating to any such intercompany transactions (except for the Transitional Services Agreement, other agreements contemplated by the Transitional Services Agreement, other agreements involving Buyer and Seller and the other agreements listed on Schedule 7.07) shall have been terminated. In order to avoid confusion, in the event that any such agreement relating to an intercompany transaction (except for the Transitional Services Agreement, other agreements contemplated by the Transitional Services Agreement, other agreements involving Buyer and Seller and the other agreements listed on Schedule 7.07) remains existing on the Closing Date, Seller, on behalf of itself, the Company and each of the Company's Subsidiaries for the period ending on the Closing Date, and Buyer, on behalf of itself, the Company and each of the Company's Subsidiaries for the period beginning immediately after the Closing Date hereby terminate any such agreement effective as of the Closing. As of the Closing, the Company and its Subsidiaries shall have no liability in respect of any Debt except for (i) Transferred Debt and (ii) Debt owing between or among the Company and any of its Subsidiaries.

ARTICLE VIII

TAX MATTERS

           8.01.  Tax Definitions. The following terms, as used herein, have the following meanings:

          "Buyer's Tax Loss" means any payment, or actual liability to make a payment, by Buyer, its Affiliates, or, effective after the Closing, the Company or any Subsidiary, of (i) an Income Tax of the Company or any Subsidiary with respect to any Pre-Closing Tax Period, (ii) a Transfer Tax in excess of the amount allocated to Buyer under Section 8.03(e), (iii) a Miscellaneous Tax of the Company or any Subsidiary with respect to any Pre-Balance Sheet Tax Period, (iv) any penalty or addition to Tax in respect of a Miscellaneous Tax of the Company or any Subsidiary with respect to any Pre-Closing Tax Period, (v) any Tax as a result of Treasury Regulation Section 1.1502-6 or any similar federal, state, local or foreign law, rule or regulation relating to the Seller Group and (vi) any Tax imposed on Buyer, the Company or any Subsidiary payable as a result of a breach of any representation or covenant of Seller set forth in Article VIII (provided that no breach of a representation or covenant of Seller set forth in Article VIII shall serve to shift the liability from Buyer to Seller for any Miscellaneous Taxes – other than penalties or additions to Tax in respect of Miscellaneous Taxes - of the Company or any of its Subsidiaries for any Post-Balance Sheet Tax Period, plus, in connection with each of clauses (i) (ii), (iii), (iv), (v) and (vi) above, any Loss incurred by Buyer, any of its Affiliates or, effective after the Closing, the Company or any Subsidiary as a result of any assertion, assessment or imposition by any Taxing Authority of any of the above-described Taxes.

         "Code" means the Internal Revenue Code of 1986, as amended.

        "Income Tax" means any Tax which is, in whole or in part, based on or measured by income, net worth (other than those reflected in computing the Working Capital Adjustment), intangibles (other than those reflected in computing the Working Capital Adjustment) or gains, including the Michigan Single Business tax.

         "Miscellaneous Taxes" means all Taxes other than Income Taxes and Transfer Taxes.

         "Post-Balance Sheet Tax Period " means any Tax period ending after the Balance Sheet Date, excluding the portion, if any, of such Tax period up to and including the Balance Sheet Date.

        "Post-Closing Tax Period" means any Tax period ending after the Closing Date, excluding the portion, if any, of such Tax period up to and including the Closing Date.

        "Pre-Balance Sheet Tax Period" means any Tax period ending on or before the Balance Sheet Date; provided that if a Tax period ending after the Balance Sheet Date contains any days which fall prior to or on the Balance Sheet Date, any portion of such Tax period up to and including the Balance Sheet Date also shall be included in the Pre-Balance Sheet Tax Period.

        "Pre-Closing Tax Period" means any Tax period ending on or before the Closing Date; provided that if a Tax period ending after the Closing Date contains any days which fall prior to or on the Closing Date, any portion of such Tax period up to and including the Closing Date also shall be included in the Pre-Closing Tax Period.

        "Seller Group" means, with respect to federal income taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Seller is a member and, with respect to state income or franchise Taxes, an affiliated, consolidated, combined, unitary or similar group of which Seller or any of its Affiliates is a member; provided that neither the Company nor any of its Subsidiaries shall be considered a member of the Seller Group with respect to any Post-Closing Tax Period.

        "Tax" means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, franchise, profits, license, withholding on amounts paid to or by the Company or any Subsidiary, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental authority (a "Taxing Authority") responsible for the imposition of any such tax (domestic or foreign).

        "Transfer Tax" means any transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement.

        8.02.  Tax Representations. Seller represents and warrants to Buyer as of the date hereof and as of the Closing Date that, except as set forth on Schedule 8.02, to Seller's knowledge: (i) all material Tax returns, statements, reports and forms (including estimated tax returns and reports) required to be filed with any Taxing Authority on or before the Closing Date by or on behalf of the Company or any Subsidiary (collectively, the " Returns"), have been or will be filed when due (taking into account extensions) in accordance with all applicable laws; (ii) no position is reflected in a Return referred to in clause (i) for which the applicable limitation period has not expired (and for which a closing agreement has not been entered into) which (A) was not, at the time such Return was filed, supported by substantial authority (as determined for purposes of Section 6662 of the Code, or any predecessor provision, and any comparable provisions of applicable foreign, state or local tax statutes, rules or regulations) and (B) would have a Material Adverse Effect if decided against the taxpayer; (iii) the Company and the Subsidiaries have paid or made, or will on or before the Closing Date pay or make, provision for all material Taxes payable by the Company and the Subsidiaries for any Pre-Closing Tax Periods for which no Return has yet been filed; (iv) there is no action, suit, proceeding, investigation, audit or claim now proposed in writing or pending against or with respect to the Company or any Subsidiary in respect of any material Tax; (v) the Company and each Subsidiary is a member of the Seller Group, and the Seller Group files a consolidated federal Income Tax Return; (vi) Seller has made available to Buyer correct and complete copies of all information requested by Buyer's representatives with respect to the portions of federal, state and local Income Tax Returns which pertain to the Company and the Subsidiaries; (vii) Schedule 8.02 lists any statute of limitations in respect of Taxes that the Company or any Subsidiary has waived or any extension of time agreed to by the Company or any Subsidiary, with respect to a Tax audit, examination, assessment or deficiency, in each case, which shall not have expired on or prior to the Closing Date; (viii) except as otherwise disclosed pursuant to Section 3.19 or Section 3.20, neither the Company nor any Subsidiary has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments, that will not be deductible under Section 280G or 162(m) of the Code; and (ix) no Taxing jurisdiction has since June, 1996 claimed in writing that Returns that the Company and the Subsidiaries are not (in fact) filing should be filed, or that Taxes of a type not (in fact) being paid to such jurisdiction should be paid.

           8.03.   Tax Covenants. (a) Notwithstanding any other provision of this Agreement, Seller and Buyer shall make a timely, effective and irrevocable election with respect to the acquisition of the Company by HCC, and, at the request of Seller, also with respect to the acquisition of HCC by Buyer, under Section 338(h)(10) of the Code and, solely at the request of Seller, under any comparable statutes in any other jurisdiction (including Puerto Rico or any other jurisdiction outside of the United States) with respect to the Company and, solely at the request of Seller, any or all of its Subsidiaries (the "Section 338(h)(10) Election"), and to file such election in accordance with applicable regulations. Seller and Buyer acknowledge and agree that the transactions contemplated by this Agreement will permit the Section 338(h)(10) Election. Neither Seller nor Buyer shall take any action (or omit to take any action) that would jeopardize the effectiveness of the Section 338(h)(10) Election. Without limiting the generality of the foregoing, Buyer represents that it has no plan or intention to merge or liquidate Buyer or HCC. Buyer also covenants that it will not merge or liquidate Buyer or HCC for at least two years, other than in connection with a sale or other disposition of an interest in the KB Toy Business to a third party, without Seller's prior written consent. Buyer represents that it has no plan or intention to merge or liquidate Buyer or HCC in connection with a sale or other disposition of an interest in the KB Toy Business during such two-year period or otherwise. Seller and Buyer agree to cooperate (and cause their respective Affiliates to cooperate) in all respects for the purpose of effectuating a timely and effective Section 338(h)(10) Election, including, without limitation, the execution and filing of any forms or returns. The Section 338(h)(10) Election shall properly reflect the Price Allocation (as hereinafter defined). Within 12 0 days after the Closing Date, Seller shall deliver to Buyer a statement (the "Allocation

Statement") allocating the ADSP (as such term is defined in Temporary Treasury Regulations Sections 1.338-4T and 1.338(h)(10)-1T) among the assets of the Company and its Subsidiaries in accordance with the Treasury regulations promulgated under Section 338(h)(10). Buyer shall have the right to review the Allocation Statement. If within 30 days after receipt of the Allocation Statement Buyer notifies Seller in writing that the allocation of one or more items reflected in the Allocation Statement is not a reasonable allocation, Buyer and Seller will negotiate in good faith to resolve such dispute. If Buyer and Seller fail to resolve such dispute within 30 days, such dispute shall be resolved by the Accounting Referee in accordance with Section 13.07. If Buyer does not respond within the 30-day period, or upon resolution of the disputed items, the allocation reflected in the Allocation Statement (as such may have been adjusted) shall be the "Price Allocation," which shall be binding upon the parties hereto. Seller and Buyer agree to act in accordance with the Price Allocation in the preparation and filing of any Tax return.

          (b)   Buyer covenants that it will not cause or permit the Company, any Subsidiary or any Affiliate of Buyer (i) to take any action on or after the Closing Date, including but not limited to the distribution of any dividend or the effectuation of any redemption (A) other than as contemplated by this Agreement or any other agreement or document entered into in connection with the transactions contemplated by this Agreement, (B) other than in the ordinary course of business or (C) other than as required by law, which could give rise to any Tax liability of the Seller Group, the use of any Tax attribute of the Seller Group or any Loss of the Seller Group (other than a liability, attribute or Loss in respect of Miscellaneous Taxes – excluding penalties and additions to Tax in respect of Miscellaneous Taxes – with respect to any Post-Balance Sheet Tax Period) under this Agreement or (ii) except as provided in Section 8.03(c), to make or change any Tax election (other than the making of the Section 338(h)(10) Election), amend any Return or take any position on any Return, that results in any increased Tax liability for Seller, including Tax increases resulting from the reduction of any Tax attribute. Buyer agrees that Seller is to have no liability for any Tax resulting from any action, prohibited by the preceding sentence, of the Company, Buyer or any Affiliate of Buyer, and agrees to indemnify and hold harmless Seller and its Affiliates against any such Tax and any Loss incurred by Seller or any of its Affiliates as a result of any assertion, assessment or imposition by any Taxing Authority of any of the above-described Taxes (any such Loss herein referred to as a "Seller's Expense"). Seller covenants that it will not cause or permit any member of the Seller Group (i) to take any action on or after the Closing Date (A) other than as contemplated by this Agreement or any other agreement or document entered into in connection with the transactions contemplated by this Agreement, (B) other than in the ordinary course of business or (C) other than as required by law, which could give rise to any Tax liability of the Buyer, the Company or any Subsidiary, the use of any Tax attribute of the Buyer, the Company or any Subsidiary, or any Loss of the Buyer, the Company or any Subsidiary under this Agreement, or (ii) to make or change any Tax election (other than the making of the Section 338(h)(10) Election), amend any Return or take any position on any Return, that results in any increased Tax liability for Buyer or any Affiliate of Buyer, including Tax increases resulting from the reduction of any Tax attribute. Seller agrees that Buyer is to have no liability for any Tax resulting from any action, prohibited by the preceding sentence, of the Seller Group and agrees to indemnify and hold harmless Buyer, the Company and any Subsidiary against any such Tax and any Loss incurred by Buyer, the

Company or any Subsidiary as a result of any assertion, assessment or imposition by any Taxing Authority of any of the above-described Taxes.

          (c)  With respect to Income Tax Returns for a Tax period of the Company or any Subsidiary that ends after the Closing Date, Buyer may cause or permit the Company or any Subsidiary to make or change any Tax election or accounting method. If it is "more likely than not" (within the meaning of Treasury Regulation Section 1.6662-4(d)(2)) that the Tax election or accounting method used by the Company or any Subsidiary prior to the Closing was a proper election or method, Buyer shall indemnify and hold Seller and its Affiliates harmless against any Tax resulting from such action. If the Tax election or accounting method used by the Company or any Subsidiary prior to the Closing does not meet the "more likely than not" standard referred to in the preceding sentence, but was supported by "substantial authority" (within the meaning of Treasury Regulation Section 1.6662-4(d)(3)), then Buyer shall indemnify and hold harmless Seller and its Affiliates against 50 percent of any Tax resulting from such action. At the time such Return is delivered to Seller pursuant to Section 8.03(h), Buyer shall notify Seller in writing (i) if any Tax election or accounting method in effect for the Company or any Subsidiary has been changed, (ii) if in Buyer's view such prior election or method did not meet the "more likely than not" standard or lacked " substantial authority" and (iii) the cost to Seller of the change of such election or method. If Seller disagrees with any position taken by Buyer in such written notice, the parties shall proceed in good faith to resolve the matter and, if they are unable to do so within 10 business days, such dispute shall be resolved by the Accounting Referee in accordance with Section 13.07.

          (d)  Buyer shall promptly pay or shall cause prompt payment to be made to Seller of all refunds of Taxes and interest thereon, as well as all Tax benefits arising from the carryback of income or gains arising in a Post-Closing Tax Period against Tax attributes (except refunds of Taxes or Tax benefits (A) resulting from the Buyer's making or changing any Tax election in conformity with Section 8.03(c) or (B) reflected on a Return that does not include Seller or any of its Affiliates and which is attributable to carrybacks of losses or credits from a Post-Closing Tax Period to a Pre-Closing Tax Period) received by, or credited to the Tax liability of, Buyer, any Affiliate of Buyer, the Company, or any Subsidiary attributable to (i) Income Taxes paid by Seller (or Income Tax attributes of the Seller Group), the Company or any Subsidiary (or any predecessor or Affiliate of Seller) with respect to any Pre-Closing Tax Period, (ii) Miscellaneous Taxes paid by Seller, the Company or any Subsidiary (or any predecessor or Affiliate of Seller) with respect to any Pre-Balance Sheet Tax Period or (iii) penalties or additions to Tax with respect to Miscellaneous Taxes paid by Seller, the Company or any Subsidiary (or any predecessor or Affiliate of Seller) with respect to any Pre-Closing Tax Period.

          (e)  All Transfer Taxes shall be borne by Buyer, except that the aggregate liability for any New York State Real Estate Transfer Tax or New York City Real Property Transfer Tax shall be shared equally by Buyer and Seller and the aggregate liability, if any, for the transfer of both the Montgomery, Alabama distribution center and the Montgomery Toy LLC membership interests shall be borne by Seller. The party that is required by applicable law to make the filings, reports, returns or payments with respect to any Transfer Tax shall do so, and the other party shall cooperate with respect thereto as necessary. Within a reasonable period prior to the date on which a Transfer Tax that the parties share equally is required to be paid, the parties shall agree on the amount of such Transfer Tax and the basis on which the amount of such Transfer Tax is to be computed and the party that is not making the payment to the Taxing Authority shall compensate the paying party in accordance with this Section 8.03(e) prior to the date on which such Transfer Tax is required to be paid.

          (f)  Seller shall include the income of the Company and the Subsidiaries in Seller's federal consolidated Income Tax Return, and shall file all state, foreign and local Income Tax Returns of the Company and the Subsidiaries, for all Tax periods ending on or before the Closing Date and shall be responsible for remitting all Taxes reflected on such Income Tax Returns.

          (g)  With respect to Income Tax Returns referred to in Section 8.03(f) for the Tax period ending on the Closing Date, Buyer shall cause the Company and the Subsidiaries to prepare and provide to Seller one or more packages of information materials as are reasonably necessary for the purpose of preparing each such Income Tax Return (the "Tax Packages"). Each Tax Package shall be completed in all material respects in accordance with the standards that Seller has established for its other subsidiaries. If Buyer reasonably believes that such standards differ materially from Seller's past practices for the Company and the Subsidiaries, Buyer shall provide written notice to Seller setting forth in detail the specific differences. If within 10 business days after receipt of such notice Seller notifies Buyer that it disagrees that such standards differ materially from Seller's past practices, Buyer and Seller will negotiate in good faith to resolve such dispute. If Buyer and Seller fail to resolve such dispute within 10 days, such dispute shall be resolved by the Accounting Referee in accordance with Section 13.07. If it is agreed or determined that such standards differ materially from Seller's past practices for the Company and the Subsidiaries, Seller shall (at Seller's option) either bear all reasonable costs of preparing such Tax Packages in excess of those that would have been incurred had they been prepared in a manner consistent with Seller's past practices for the Company and the Subsidiaries or prepare such additional materials as may be necessary at its expense. Buyer shall use reasonable efforts to deliver the Tax Packages to Seller as soon as practicable after the Closing Date, but in no event later than the date that is six months after the Closing Date; provided that if Seller notifies the Company that Seller wishes to devote its resources (and/or those of its agents), at Seller's cost and expense, to facilitate the preparation of the Tax Packages on a more expedited basis, the Company and each of its Subsidiaries shall reasonably cooperate with Seller (and shall cause their respective Affiliates, agents, auditors, representatives, officers and employees reasonably to cooperate with Seller), at a cost and expense shared equally by Buyer and Seller, in order to prepare the Tax Packages as quickly as reasonably possible thereafter. Within 30 days after the filing of such Income Tax Returns, Seller shall provide Buyer with copies of each separate company pro forma Income Tax Return and any other Income Tax Return pertaining exclusively to the Company and the Subsidiaries.

          (h)   Buyer shall prepare and file, or cause to be prepared and filed, on a timely basis all Income Tax Returns required to be filed by the Company and each Subsidiary for any Tax period of the Company or any Subsidiary that includes (but does not end on) the Closing Date and shall be responsible for remitting all Taxes reflected on such Returns (subject to reimbursement to the extent provided in Section 8.06 below). Except as provided in Section 8.03(c), any such Return shall be prepared in a manner consistent with past practice and without a change of any election or any accounting method and shall be submitted by Buyer to Seller (together with schedules, statements and, to the extent requested by Seller, supporting documentation) at least 45 days prior to the due date (including extensions) of such Return. Seller shall have the right to review all work papers and procedures used to prepare any such Return. If Seller, within 10 business days after delivery of any such Return, notifies Buyer in writing that it objects to any items in such Return or to any position taken by Buyer in the notification described in Section 8.03(c), the parties shall proceed in good faith to resolve the disputed items and, if they are unable to do so within 10 business days, such dispute shall be resolved by the Accounting Referee in accordance with Section 13.07; provided that if the Accounting Referee shall determine that two or more alternative positions with respect to the matter in question are equally supported by applicable law, then, at Buyer's option, either (i) Seller's position shall be taken on the relevant Return and Seller shall pay to Buyer any additional Tax shown on such Return resulting from such position to the extent it relates (pursuant to Section 8.06(b)) to the Post-Closing Tax Period or (ii) Buyer's position shall be taken on the relevant Return and Buyer shall pay to Seller any additional Tax shown on such Return resulting from such position to the extent it relates (pursuant to Section 8.06(b)) to the Pre-Closing Tax Period; and provided further that if a disputed item is subject to the provisions of Section 8.03(c) as well as the provisions of this Section 8.03(h), the provisions of Section 8.03(c) shall govern. Upon resolution of all disputed items, the relevant Return shall be adjusted to reflect such resolution and shall be binding upon the parties without further adjustment.

          (i)   Seller shall prepare or cause to be prepared and file or cause to be filed all Miscellaneous Tax Returns due on or before the Closing Date (taking into account extensions) and shall be responsible for remitting all Miscellaneous Taxes reflected on such Miscellaneous Tax Returns. Seller shall deliver copies of such Miscellaneous Tax Returns to the Company, and the Company shall retain such copies in accordance with Section 8.05. Buyer shall prepare and file or cause to be prepared and filed in accordance with the procedures and methods set forth in Section 8.03(h) all Miscellaneous Tax Returns due after the Closing Date (taking into account extensions) for periods which include the Pre-Closing Tax Period and shall remit all Taxes reflected on such Returns (subject to reimbursement by Seller to the extent provided in Section 8.06 below). Buyer shall, within a reasonable period after each month end, submit to Seller a Schedule in reasonable detail outlining the Miscellaneous Returns filed during such month which include Taxes for the Pre-Balance Sheet Tax Period, and the amount of Taxes paid with respect to the Pre-Balance Sheet Tax Period. Seller, at its expense, may at reasonable times audit the Miscellaneous Tax Returns including the Pre-Balance Sheet Tax Period at any time prior to June 30, 2002. If Seller, in connection with such audit, and no later than December 31, 2002, notifies Buyer that its allocation of Miscellaneous Taxes to the Pre-Balance Sheet Tax Period is excessive, the parties shall proceed in good faith to resolve the matter and, if they are unable to do so within 10 business days, such dispute shall be resolved by the Accounting Referee in accordance with Section 13.07.

          (j)   Any Return prepared by Seller with respect to the Company or any Subsidiary for a Pre-Closing Tax Period, pursuant to Section 8.03(f) or (i), shall be prepared in a manner consistent with past practice and without a change of any election or any accounting method.

          (k)   Buyer shall cause the Company and each of its Subsidiaries to close its books and prepare a general ledger trial balance for each legal entity for (i) the period beginning January 30, 2000 and ending with the Closing Date, (ii) the accounting period ending on the Balance Sheet Date, and (iii) the final accounting period ending with the Closing Date. All appropriate entries shall be made including, but not limited to, the allocation of overhead expenses, intercompany sales, general and administrative expenses, management fees, intercompany service fees and inventory holding charges, and intercompany interest expense. The general ledgers for the separate legal entities shall be provided in hard copy form as well as in an electronic format. The hard copy general ledger for the separate legal entities shall be submitted by Buyer to Seller not later than 30 business days after the Closing Date. Seller shall have the right to review the general ledgers for the separate legal entities to insure that they are complete and prepared in a manner consistent with prior accounting practices. Seller, within 15 calendar days after delivery of the general ledgers for the separate legal entities, shall notify Buyer of any errors and omissions that it finds. Buyer shall proceed in good faith to correct the errors and omissions within 10 business days. If Buyer is unable to or cannot correct such errors and omissions, or there is a dispute as to what constitutes an error or omission, such dispute shall be resolved by the Accounting Referee in accordance with Section 13.07. Seller, at its option, may notify the Company that Seller wishes to devote its resources (and/or those of its agents) in order to facilitate the completion of correct and accurate general ledgers for the separate legal entities. Buyer shall reasonably cooperate with Seller so that such general ledgers can be finalized. Once Seller has determined that the general ledgers for the separate legal entities are complete and accurate, Buyer, within 15 days of such determination, shall provide Seller with the general ledgers in an electronic format which can be uploaded into the "Corptax." Furthermore, Buyer shall prepare and provide to Seller tax depreciation schedules for all fixed assets owned at the Closing Date plus the computation of Tax gain or loss for all fixed assets disposed of from January 30, 2000 to the Closing Date. Tax depreciation and book depreciation for the year shall be summarized by legal entity. Additionally, the depreciation records for each individual asset showing date of purchase, Tax accumulated depreciation (regular, AMT, and ACE), and tax depreciation for the 2000 Tax year (regular, AMT, and ACE) shall be provided to Seller in hard copy form no later that six months after the Closing Date. Buyer shall make commercially reasonable good faith efforts in satisfying its obligations under this Section 8.03(k).

           8.04.  Termination of Existing Tax Sharing Agreements. Any and all existing Tax sharing agreements (written or unwritten, formal or informal) between the Company or any Subsidiary and any member of the Seller Group shall be terminated as of the Closing Date. After such date neither the Company, any Subsidiary, Seller nor any Affiliate of Seller shall have any further rights or liabilities thereunder.

           8.05.  Cooperation on Tax Matters. Seller and Buyer shall reasonably cooperate, and shall cause their respective Affiliates, agents, auditors, representatives, officers and employees reasonably to cooperate, in preparing and filing all Tax Returns (including amended returns and claims for refund), including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all Tax periods. Buyer and Seller agree to retain or cause to be retained all books and records pertinent to the Company and the Subsidiaries until the applicable period for assessment under applicable law (giving effect to any and all extensions or waivers) has expired, except for books and records destroyed in the ordinary course of business, and to abide by or cause the abidance with all record retention agreements entered into with any Taxing Authority. Buyer, Seller, the Company and the Subsidiaries agree to give the other reasonable written notice prior to transferring, discarding or destroying any books relating to Tax matters prior to the expiration of such periods, and, if Seller so requests, the Company or any Subsidiary shall allow Seller to take possession of such books and records proposed by the Company or any such Subsidiary to be transferred, discarded or destroyed. Buyer and Seller shall cooperate with each other in the conduct of any audit or other proceedings involving the Company or any Subsidiary for any Tax purposes (to the extent that such parties are not materially prejudiced thereby), and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 8.05. For any Income Tax Return of the Company or any Subsidiary that Seller is responsible for filing and that requires the signature of an officer of the Company or such Subsidiary, Seller shall present a completed Income Tax Return for the signature of an appropriate officer designated by the Company or such Subsidiary. Seller shall give such officer any support for the Tax Return reasonably requested by such officer. The officer shall sign the return and deliver it to Seller as soon as reasonably practicable.

           8.06. Indemnification by Seller. (a)  Seller hereby indemnifies Buyer against and agrees to hold it harmless from any (i) Buyer's Tax Loss, and (ii) Tax attributable to the Section 338(h)(10) Election, other than any Tax imposed for a Post-Closing Tax Period which is attributable to the Price Allocation; provided that Seller shall have no liability for the payment of any Tax or Buyer's Tax Loss for which Buyer explicitly assumes ultimate responsibility pursuant to this Article VIII.

          (b)   For purposes of this Section 8.06, in the case of any Miscellaneous Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Balance Sheet Date, the portion of such Miscellaneous Taxes related to the portion of such Tax period ending on the Balance Sheet Date shall (i) in the case of any Miscellaneous Taxes that are reflected on Schedule 8.06(b)(i), be deemed to be the amount of such Taxes indicated on Schedule 8.06(b)(i) as "allocated to Seller," (ii) in the case of Miscellaneous Taxes that are not reflected on Schedule 8.06(b)(i) and that are not based upon or related to sales, gross receipts, wages, capital expenditures or expenses, be deemed to be the amount of such Miscellaneous Taxes for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Balance Sheet Date and the denominator of which is the number of days in the entire Tax period, and (iii) in the case of any Miscellaneous Taxes based upon or related to sales, gross receipts, wages, capital expenditures or expenses, be deemed equal to the amount which would be payable if the relevant Tax period ended on the Balance Sheet Date; provided that store licenses and permits (such as vendor permits, food licenses, Virginia litter license, California environmental license and so forth) shall be, consistent with past policies and practices, allocated to such Tax period ending on the Balance Sheet Date on a cash-paid basis. Also for purposes of this Section 8.06, in the case of any Income Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing Date, the portion of such Income Taxes related to the portion of such Tax period ending on the Closing Date shall be deemed equal to the amount which would be payable if the relevant Tax period ended on the Closing Date. Any Tax credits relating to a Tax period that begins before and ends after the Closing Date shall be taken into account as though the relevant Tax period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company and the Subsidiaries, provided that such prior practice is "more likely than not" (within the meaning of Treasury Regulation Section 1.6662-4(d)(2)) a proper practice. If at least 45 days prior to the payment of any Tax subject to this Section 8.06(b) Buyer shall notify Seller in writing that in Buyer's view such practice does not meet the "more likely than not" standard and Seller disagrees, the matter shall be resolved by the Accounting Referee in accordance with Section 13.07 ..

          (c)  Seller shall pay Buyer the amount of any Buyer's Tax Loss for which Seller is responsible pursuant to this Section 8.06 not later than 30 days after receipt by Seller of written notice from Buyer stating that a Buyer's Tax Loss has been incurred by Buyer, any of its Affiliates or, effective after the Closing, the Company or any Subsidiary and the amount thereof and of the indemnity payment requested, provided that if Seller objects either to the fact or amount of liability, and the parties within such 30-day period do not resolve the dispute, the matter shall be resolved by the Accounting Referee in accordance with Section 13.07.

          (d)  If any claim or demand for Taxes, in respect of which Buyer seeks indemnity from Seller pursuant to this Section 8.06 (other than Taxes shown as due on a Return pursuant to Section 8.03(e), (h) or (i)), is asserted in writing against Buyer, any of its Affiliates, the Company or any Subsidiary, Buyer shall promptly notify Seller of such claim or demand within sufficient time that would allow Seller to timely respond to such claim or demand, and shall give Seller such information with respect thereto as Seller may reasonably request; provided that the failure to give such notice shall not relieve Seller from any obligation hereunder except where, and solely to the extent that, such failure actually prejudices the rights of Seller. If Seller does not agree that such claim or demand is subject to indemnification under this Section 8.06, and the parties do not resolve the dispute promptly, the matter shall be resolved by the Accounting Referee in accordance with Section 13.07. If Seller agrees that such claim or demand is subject to indemnification under this Section 8.06, or if the Accounting Referee so determines, Seller may discharge, at any time, its indemnification obligation by paying to Buyer the amount of the applicable Buyer's Tax Loss, calculated on the date of such payment. Seller may, at its own expense, participate in and, upon notice to Buyer, assume the defense of any such claim, suit, action, litigation or proceeding (including any Tax audit). If Seller assumes such defense and if the relevant claim, suit, action, litigation or proceeding relates to a Tax period that includes (but does not end on) the Balance Sheet Date (in the case of Miscellaneous Taxes) or the Closing Date (in the case of Income Taxes), as applicable, Buyer shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Seller, and Seller shall not settle such claim without Buyer's prior written consent (which shall not be unreasonably withheld). Whether or not Seller chooses to defend or prosecute any claim, all of the parties hereto shall cooperate in the defense or prosecution thereof, to the extent that such parties are not materially prejudiced thereby. Seller shall not be liable under this Section 8.06 for (i) any Tax claimed or demanded by any Taxing Authority, the payment of which was made without Seller's prior written consent (which shall not be unreasonably withheld) unless Seller refused to participate in the proceedings and assume the defense, or (ii)  any settlements entered into without the consent of Seller (which shall not be unreasonably withheld), or resulting from any claim, suit, action, litigation or proceeding in which Seller was not permitted an opportunity to participate. Notwithstanding anything herein to the contrary, Buyer may, at its own expense, initiate a challenge to any real property assessment relating to a Pre-Balance Sheet Tax Period.

           8.07.  Indemnification by Buyer. Buyer hereby indemnifies Seller against and agrees to hold it harmless from any Taxes and Seller's Expense for which Buyer is responsible pursuant to Article VIII, including any Taxes and Seller's Expense resulting from a breach of representation or covenant of Buyer set forth in Article VIII. Other than with respect to Taxes shown as due on a Return pursuant to Section 8.03(e) or (h), Seller agrees to give prompt notice to Buyer of the assertion of any claim, or the commencement of any action or proceeding, in respect of which indemnity may be sought under this Article VIII; provided that the failure to give such notice shall not relieve Buyer from any obligation hereunder except where, and solely to the extent that, such failure actually prejudices the rights of Buyer. If Buyer does not agree that such claim or demand is subject to indemnification under this Section 8.07, and the parties do not resolve the dispute promptly, the matter shall be resolved by the Accounting Referee in accordance with Section 13.07. If Buyer agrees that such claim or demand is subject to indemnification under this Section 8.07, or if the Accounting Referee so determines, Buyer may discharge, at any time, its indemnification obligation by paying to Seller the amount of such Taxes and Seller's Expense, calculated on the date of such payment. Buyer may participate in and assume the defense of any such suit, action or proceeding at its own expense. If Buyer assumes such defense, Seller shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Buyer, and Buyer shall not settle such claim without Seller's prior written consent (which shall not be unreasonably withheld). Whether or not Seller chooses to defend or prosecute any claim, the parties hereto shall cooperate in the defense or prosecution thereof. Buyer shall not be liable under this Section 8.07 for (i) any Tax claimed or demanded by any Taxing Authority, the payment of which was made without Buyer's prior written consent (which shall not be unreasonably withheld) unless Buyer refused to participate in the proceedings and assume the defense, or (ii) any settlements entered into without the consent of Buyer (which shall not be unreasonably withheld), or resulting from any claim, suit, action, litigation or proceeding in which Buyer was not permitted an opportunity to participate.

           8.08.  Tax Treatment of Indemnity. Buyer and Seller agree that any indemnity payment under this Agreement shall be treated for all Tax and financial reporting purposes as an adjustment to the Purchase Price.

ARTICLE IX

EMPLOYEE BENEFITS

           9.01.  Employees. With respect to each individual who, as of the Closing Date, is employed (including Persons absent from active service by reason of illness, disability or leave of absence, whether paid or unpaid) by the Company or any of its Subsidiaries (the PART II - OTHER INFORMATION "Transferred Employees"), Buyer shall cause the Company or such Subsidiary to continue the employment of each Transferred Employee. Nothing in this Agreement shall be construed to obligate Buyer, the Company or any of its Subsidiaries to continue the employment of any Transferred Employee for any period of time following the Closing Date.

           9.02.  Seller Employee Benefit Plans. (a) Each of the Benefit Arrangements shall be terminated on the Closing Date with respect to the employees of the Company or any of its Subsidiaries without liability to the Buyer, except such Benefit Arrangements that are maintained solely by the Company and except as set forth on Schedule 9.02(a). Seller and/or its Affiliates shall retain and pay when due all liabilities and obligations relating to all Benefit Arrangements through the Closing Date, except as set forth in Section 9.02(a). In particular, but not in limitation of the foregoing, the Seller shall retain and pay when due all liabilities and obligations arising under or with respect to the Seller's Savings Plan, Supplemental Savings Plan, medical, dental, group life insurance and long-term disability, whether or not insured, with respect to the Transferred Employees through to and including the Closing Date, except that (i) to the extent that payments with respect to such liabilities or obligations constitute Permitted Payments or Permitted Charges, such payments shall be taken into account for purposes of calculating Final Cash Consideration pursuant to Section 2.03 and (ii) Buyer shall pay when due, or, if previously paid by Seller, shall promptly reimburse Seller for, all claims incurred in the ordinary course between the Balance Sheet Date and the Closing Date for self-insured medical and dental benefits for the Transferred Employees not covered by insurance, to the extent that such amounts are not taken into account in calculating the Final Cash Consideration; provided, that nothing contained in this Section 9.02(a) is intended to relieve the Seller and/or its Affiliates of any obligation to provide healthcare continuation coverage with respect to which it is otherwise obligated under applicable law. No assets of Seller's Benefit Arrangements shall be transferred to Buyer or any of its Affiliates or to any plan of Buyer or any of its Affiliates. With respect to the Seller's Savings Plan, Buyer shall make a contribution to such Savings Plan to fund the matching contribution for eligible participants for the period from the Balance Sheet Date through to and including the Closing Date within the period required by law.

          (b)   The Seller and its Affiliates shall take all actions reasonably necessary on or prior to the Closing to cause all participants who are employees of the Company or its Subsidiaries to become immediately and fully vested in any and all benefits accrued under the Seller's Savings Plan, Supplemental Savings Plan and any Benefit Arrangement that is a defined benefit plan, effective as of the Closing Date.

          (c)   With respect to the crediting of matching contributions and profit sharing contributions to the Seller's Savings Plan and the Seller's Supplemental Savings Plan for the current plan year, the employees of the Company and its Subsidiaries on the Closing Date will be treated as having met the requirement that such employees be employed on the last day of the current plan year.

          (d)      As soon as reasonably practicable following the Closing Date, the Seller shall take all actions reasonably necessary to identify and cure defects in the Seller's Savings Plan and Seller's Supplemental Savings Plan, including, without limitation, the audit of participants' accounts and the allocation of contributions and earnings thereto by an independent certified public accountant. Seller shall retain and pay all liabilities arising from any such defects. With respect to the Seller's Supplemental Savings Plan, as soon as reasonably practicable after the the Closing Date, the Seller will determine the accurate account balances allocable to the Company's employees who are participants therein, and promptly following such determination shall inform the Company in writing of the amount allocable to each such participant. The Seller shall thereupon transfer cash to Buyer in an amount equal to the aggregate account balances of such participants, subject only to the consent of the participants, if required, whereupon the Buyer shall credit such amounts to the accounts of such participants in the Buyer's Supplemental Savings Plan, and the amounts shall thereafter be payable under the terms and conditions of Buyer's Supplemental Savings Plan.

          (e)     All severance agreements and retention agreements in effect with respect to employees of the Company shall be terminated by Seller prior to the Closing Date, and Seller shall retain and pay any liabilities or obligations arising with respect to such agreements.

          (f)      During the period in which the Transitional Services Agreement contemplated by this Agreement is in effect, Buyer agrees to cause the Company and its Subsidiaries to provide benefits to Transferred Employees that are substantially similar in the aggregate as those benefits in effect on the Closing Date (except equity-related compensation) provided to Transferred Employees.

           9.03.  No Third Party Beneficiaries. No provision of this Article shall create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of Seller or of any of its Affiliates or the Company or any of its Subsidiaries in respect of continued employment (or resumed employment) with either Buyer, the Company or any of its Subsidiaries, and no provision of this Article IX shall create any such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Employee Plan or Benefit Arrangement or any plan or arrangement which may be established by Buyer or any of its Affiliates. No provision of this Agreement shall constitute a limitation on rights to amend, modify or terminate after the Closing Date any such plans or arrangements of Buyer, any of its Affiliates, the Company or any of its Subsidiaries.

ARTICLE X

CONDITIONS TO CLOSING

           10.01.  Conditions to the Obligations of Each Party. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction or waiver of the following conditions:

           (a)   No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Closing.

           (b)   All actions by or in respect of or filings with any governmental body, agency, official or authority required to permit the consummation of the Closing shall have been obtained

           10.02.  Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction or waiver of the following further conditions:

          (a)(i)   Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date and (ii) the representations and warranties of Seller contained in this Agreement and in any certificate delivered by Seller pursuant hereto, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true at and as of the Closing Date, as if made at and as of such time with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect; provided, that this clause (ii) shall not apply to any breach by Seller of a representation or warranty contained in Article VIII with respect to any Tax for which Seller is liable from the first dollar and without limit.

          (b)   Buyer shall have received an opinion of counsel to or counsel of Seller, dated the Closing Date covering the matters described in Exhibit C attached hereto.

          (c)   Seller shall have (i) received all Required Consents and all consents, authorizations or approvals from the governmental agencies referred to in Section 3.03(a), in each case in form and substance reasonably satisfactory to Buyer, and no such consent, authorization or approval shall have been revoked and (ii) transferred or caused to be transferred to a Subsidiary of the Company the distribution center located in Montgomery, Alabama pursuant to documentation reasonably satisfactory to Buyer.

          (d)   Buyer shall have received Employment Agreements executed by Michael Glazer, Salvatore Vasta, Robert Feldman and Thomas Alfonsi in substantially the forms attached hereto as Exhibits D-1, D-2, D-3 and D-4, respectively.

          (e)   Buyer shall have received a Transitional Services Agreement executed by Seller in substantially the form attached hereto as Exhibit E and a Warrantholders Agreement executed by Seller in substantially the form attached hereto as Exhibit F.

          (f)   Buyer shall have received all documents it may reasonably request relating to the existence of Seller and the authority of Seller for this Agreement, all in form and substance reasonably satisfactory to Buyer.

          (g)   Buyer shall have obtained the Financing (or alternative financing on substantially equivalent terms and conditions), unless Buyer shall have failed to have obtained such financing primarily as a result of Buyer's failure to pay any fees or expenses required to be paid by Buyer in connection therewith.

          (h)   Each officer and director of the Seller or any of its Affiliates (other than Michael Glazer) shall have cancelled any outstanding membership interest options held by such officer or director in KBkids.com LLC pursuant to documentation reasonably satisfactory to Buyer.

           10.03.  Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction of the following further conditions:

          (a)(i)    Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, and (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate delivered by Buyer pursuant hereto shall be true in all material respects at and as of the Closing Date, as if made at and as of such time.

          (b)   Seller shall have received an opinion of counsel to Buyer, dated the Closing Date, covering the matters described in Exhibit G.

          (c)   Buyer shall have received all consents, authorizations or approvals from governmental agencies referred to in Section 4.03, in each case in form and substance reasonably satisfactory to Seller, and no such consent, authorization or approval shall have been revoked.

          (d)   The lenders involved in the Financing shall have transferred the Company Dividend Note Amount to Mall of America Kay-Bee Toy, Inc.; Seller shall have received the HCC Note and the Warrants; and Buyer shall have caused to be executed and delivered a Warrantholders Agreement in the form attached as Exhibit F.

          (e)  Seller shall have received copies of Employment Agreements executed by Michael Glazer, Salvatore Vasta, Robert Feldman and Thomas Alfonsi in substantially the forms attached hereto as Exhibits D-1, D-2, D-3 and D-4, respectively.

          (f)   Seller shall have received a Transitional Services Agreement executed by Buyer in substantially the form attached hereto as Exhibit E.

          (g)   Seller shall have received all documents it may reasonably request relating to the existence of Buyer and the authority of Buyer for this Agreement, all in form and substance reasonably satisfactory to Seller.

ARTICLE XI

SURVIVAL; INDEMNIFICATION

           11.01.   Survival. The covenants, agreements, representations and warranties of the parties hereto contained in this Agreement or in any certificate delivered pursuant to Article X shall survive the Closing and remain in full force and effect until the date that is eighteen months after the Closing Date; provided, that (i) the covenants, agreements, representations and warranties contained in Section 3.20 and Articles VIII and IX shall survive until expiration of the applicable statutory period of limitations (giving effect to any waiver, mitigation or extension thereof) and for 30 days thereafter, if later; (ii) the representations and warranties contained in Section 3.21 shall survive the Closing until the date that is three years after the Closing Date; (iii) the covenants, agreements, representations and warranties contained in Sections 5.09, 5.12, 6.05, 7.04, 7.05 and this Article XI shall survive the Closing for the term or terms set forth therein and for 30 days thereafter; and (iv) the covenants, agreements, representations and warranties set forth in Sections 3.05, 3.06, 4.07(b), 4.10, 5.06, 6.01, 6.02, 7.01, 7.06, 7.07 and 11.05 and Article XIII shall continue in full force and effect without limit. Notwithstanding the preceding sentence, any covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Article XI shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice of the inaccuracy or breach thereof giving rise to such right to indemnity shall have been given (with reasonable specificity, in light of the facts then known) to the party against whom such indemnity may be sought prior to such time. For purposes of the immediately preceding sentence, Buyer and Seller shall each be deemed to have given the other party adequate notice of a claim for Losses in connection with the matters subject to indemnification pursuant to Section 11.05.

           11.02.   Indemnification. (a) Seller hereby indemnifies Buyer, its Affiliates, the Company, its Subsidiaries and their respective directors and officers (the "Buyer Indemnitees") against and agrees to hold them harmless from any and all Losses incurred or suffered by any Buyer Indemnitee arising out of or relating to any breach or inaccuracy of any representation or warranty, or any breach of any covenant or agreement, made or to be performed by Seller pursuant to this Agreement or in any certificate delivered pursuant to Article X; provided that (i) Seller shall not be liable under this Section 11.02(a) unless the aggregate amount of Losses with respect to all matters referred to in this Section 11.02(a) exceeds $5,000,000 and then only to the extent of such excess and (ii) Seller's maximum liability under this Section 11.02(a) shall not exceed $25,000,000. Notwithstanding the foregoing, any Losses incurred or suffered by any Buyer Indemnitee arising out of fraud by the Seller or arising out of or relating to any breach or inaccuracy of any representation or warranty, or any breach of any covenant or agreement, contained in Section 2.03, 2.04, 3.05, 3.06, 3.23, 5.06, 5.07, 5.08, 5.09, 5.12, 7.04, 7.07, 11.05 or 13.03 or in Article VIII or IX shall not be subject to the limitations on Losses set forth in clauses (i) and (ii) above or in Section 11.04(b) but rather such Buyer Indemnitee shall be entitled to recovery from the first dollar.

          (b)   Buyer hereby indemnifies Seller, its Affiliates and their respective directors and officers (the "Seller Indemnitees") against and agrees to hold them harmless from any and all Losses incurred or suffered by Seller arising out of or relating to any breach or inaccuracy of any representation or warranty, or any breach of any covenant or agreement made or to be performed by the Buyer pursuant to this Agreement or in any certificate delivered pursuant to Article X; provided that (i) Buyer shall not be liable under this Section 11.02(b) unless the aggregate amount of Seller's Losses with respect to all matters referred to in this Section 11.02(b) exceeds $5,000,000 and then only to the extent of such excess and (ii) Buyer's maximum liability under this Section 11.02(b) shall not exceed $25,000,000. Notwithstanding the foregoing, any Losses incurred or suffered by any Seller Indemnitee arising out of fraud by the Buyer or arising out of or relating to any breach or inaccuracy of any representation or warranty, or any breach of any covenant or agreement, contained in Section 2.03, 2.04, 4.05, 4.07(b), 4.10, 6.04, 7.04, 7.06, 7.07, 11.05 or 13.03 or in Article VIII or IX shall not be subject to the limitations on Losses set forth in clauses (i) and (ii) above or in Section 11.04(b) but rather such Seller Indemnitee shall be entitled to recovery from the first dollar.

          (c)   For purposes of clarification, the parties acknowledge and agree that this Section 11.02 shall be enforced in accordance with its terms and that any indemnification claim for breach of the covenants contained in this Section 11.02 shall not be subject to the limitations on Losses set forth in clauses (i) and (ii) of Section 11.02(a) or Section 11.02(b), as the case may be, or Section 11.04(b).

          (d)   For purposes of indemnification under this Section 11.02, any limitation or qualification as to materiality set forth in each representation and warranty shall be disregarded in determining the accuracy of such representation or warranty, it being the intention of the parties that the limitations contained in Sections 11.02(a)(i) and 11.02(b)(i) substitute for any such limitation or qualification as to materiality.

           11.03.  Procedures; Exclusivity.   (a)  Promptly after the receipt by any party seeking indemnification under Section 11.02 (the "Indemnified Party") of notice of the commencement of any action, claim, suit or proceeding (each an "Action") against such Indemnified Party by a third party (other than any Action relating to Taxes or any Tax Return, as to which the provisions of Article VIII shall control), such Indemnified Party shall, if a claim with respect thereto is or may be made against any party (an "Indemnifying Party") pursuant to Section 11.02 or (except as set forth therein) Section 11.05, give such Indemnifying Party written notice of such Action. The failure to give such notice shall not relieve any Indemnifying Party from any obligation hereunder except where, and solely to the extent that, such failure actually prejudices the rights of such Indemnifying Party. Such Indemnifying Party shall the right to defend such Action, at such Indemnifying Party's expense and with counsel of its choice reasonably satisfactory to the Indemnified Party, provided that the Indemnifying Party (i) delivers written notice to the Indemnified Party within ten days of receipt of notice of such Action pursuant to the first sentence of this Section 11.03(a) stating that it is assuming the defense of such Action and acknowledges full responsibility for all Losses arising from or related to such Action and (ii) conducts the defense of such Action in a commercially reasonable manner. If the Indemnifying Party assumes the defense of such Action, the Indemnifying Party shall conduct such defense in a commercially reasonable manner through judgment or settlement in accordance with this Section 11.03, and the Indemnified Party shall reasonably cooperate in such defense to the extent the Indemnified Party is not prejudiced thereby. So long as the Indemnifying Party is conducting the defense of such Action as provided in the previous sentence, the Indemnified Party may participate in the defense of such Action by retaining separate counsel at its sole cost and expense, and neither the Indemnifying Party nor the Indemnified Party will consent to the entry of any judgment or enter into any settlement with respect to such Action without the prior written consent of the other, which consent shall not be unreasonably withheld, delayed or conditioned. In the event the Indemnifying Party does not or ceases to conduct the defense of such Action as provided in this Section 11.03, (x) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, such Action in any manner it may reasonably deem to be appropriate; provided, that the Indemnified Party shall not consent to the entry of any judgement or enter into any settlement with respect to such Action without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned; (y) subject to the limitations set forth in this Article XI, the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for its costs and expenses in connection with such Action and (z) subject to the limitations set forth in this Article XI, the Indemnifying Party will remain responsible for any other Losses the Indemnified Party may suffer as a result of such Action. If the Indemnified Party or the Indemnifying Party presents to the other party any proposed entry of judgment or settlement to which the other party does not consent within ten business days, the non-consenting party shall, and hereby agrees to, indemnify the proposing party against all Losses relating to such Action to the extent in excess of the amount of such Losses based upon the proposed settlement. The indemnification provided by the immediately preceding sentence shall be in addition to that provided by the other provisions of this Article XI, shall be from the first dollar and shall not be subject to the limitations on Losses set forth in Sections 11.02(a) or (b) or Section 11.04(b).

          (b)  After the Closing, this Article XI will provide the exclusive remedy for any breach or inaccuracy of any representation or warranty, or breach of any covenant or other agreement (other than those contained in Sections 2.03, 2.04, 5.05, 5.06, 5.09, 5.10, 6.01, 6.02, 6.04, 7.01, 13.06, 13.07 and 13.12 and Articles VIII and IX) set forth in this Agreement or in the certificates delivered pursuant to Article X hereof or other claim based upon this Agreement. Without limiting the generality of the foregoing, Buyer and, effective at the Closing, the Company and its Subsidiaries, hereby waive all rights for contribution or any other rights or recovery (except as otherwise provided in Section 11.02) with respect to any Losses arising under or relating to Environmental Laws, whether now or hereafter in effect, that it might have by statute or otherwise against Seller or any of its Affiliates. Notwithstanding the foregoing, neither Buyer nor Seller waives any rights it may have to make a claim alleging fraud by the other party, and each party may pursue any rights available to it at law or in equity with respect to any such claim.

          (c)  For purposes of clarification, the parties acknowledge and agree that this Section 11.03 shall be enforced in accordance with its terms and that any indemnification claim for breach of the covenants contained in this Section 11.03 shall not be subject to the limitations on Losses set forth in clauses (i) and (ii) of Section 11.02(a) or Section 11.02(b), as the case may be, or Section 11.04(b).

           11.04.  Limitation of Indemnification. Notwithstanding the foregoing provisions of this Article XI, an Indemnifying Party's obligation to indemnify an Indemnified Party under Article XI shall be subject to the following additional limitations:

         (a)   No indemnification shall be required to be made by Buyer or Seller to the extent that the Losses incurred or suffered by the Indemnified Party have been taken into account in connection with the determination of Final Cash Consideration.

         (b)   No indemnification shall be required to be made by Buyer or Seller with respect to any claim for indemnity which individually is less than $10,000 but only up to an aggregate maximum amount of $250,000 for all such claims.

         (c)   The Losses required to be paid by the Indemnifying Party pursuant to this Article XI shall be reduced to the extent of any amounts actually received by the Indemnified Party or any of its Affiliates after the Closing Date pursuant to the terms of any insurance policies covering such Losses.

         (d)   Each of the parties agrees that to the extent the other party indemnifies it from any claim for Losses, the Indemnified Party shall assign its rights to such claim to the demnifying Party to the extent of any amounts actually received by the Indemnified Party from the Indemnifying Party.

          (e)   To avoid double recovery, the Losses required to be paid by the Indemnifying Party pursuant to this Article XI shall be reduced by any amounts of such Losses actually paid by the Indemnifying Party pursuant to Article VIII or Article IX.

           11.05.  Other Indemnification.  (a)  Seller hereby indemnifies each Buyer Indemnitee against and agrees to hold them harmless from any and all Losses arising out of or related to (i) any matter which is or may be alleged in the KB Store No. 1013 Litigation and (ii) the matters set forth in Appendix III from the first dollar and without limitation as to amount.

          (b)  Subject to Section 11.05(d), Seller hereby indemnifies each Buyer Indemnitee against and agrees to hold each of them harmless from any and all Losses arising out of or related to any matter which is or may be alleged in the Shared Lawsuits.

          (c)  Buyer shall control the defense of the Shared Lawsuits, and Seller shall be entitled to participate in the defense of the Shared Lawsuits at its own expense; provided, that Buyer shall obtain the prior written consent of Seller (which consent shall not be unreasonably withheld, delayed or conditioned) before entering into any settlement or entry of judgment with respect to such matters. If the Buyer presents to the Seller any proposed entry of judgment or settlement relating to a Shared Lawsuit to which the Seller does not consent within ten business days, the Seller shall, and hereby agrees to, indemnify the Buyer from all Losses relating to such Shared Lawsuit to the extent in excess of the amount of such Losses based upon the proposed settlement. Each party shall cooperate, and cause their respective Affiliates (including for this purpose, in the case of Buyer after the Closing, the Company and its Subsidiaries) to cooperate in the defense or prosecution of such matters and shall furnish or cause to be furnished such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials or appeals as may be reasonably requested in connection therewith to the extent the Indemnified Party is not prejudiced thereby.

          (d)   The amount of any Losses payable under this Section 11.05 with respect to any matter which is or may be alleged in the Shared Lawsuits shall be allocated as follows: (i) Seller shall bear that portion of the total Losses incurred or suffered in connection with any matter with is or may be alleged in such Shared Lawsuit equal to the total amount of Losses with respect to any matter which is or may be alleged in such Shared Lawsuit multiplied by a fraction (x) the denominator of which is the total number of days during the period commencing on May 5, 1996 and ending on the date on which the alleged wrongful action or conduct upon which damages are based ceases or ceased (or the date of settlement or final judgment if such conduct or action does not cease) and (y) the numerator of which is the number of days during the period commencing on May 5, 1996 and ending on the Closing Date or, if earlier, the date on which such alleged wrongful action or conduct ceased and (ii) Buyer shall bear the remainder of such total Losses.

          (e)   Buyer hereby indemnifies each Seller Indemnitee against and agrees to hold it harmless from any and all Losses arising out of or related to the matters set forth in Appendix IV from the first dollar and without limitation as to amount.

          (f)   Seller hereby indemnifies each Buyer Indemnitee against and agrees to hold it harmless from any and all Losses arising out of general liability claims arising from or related to all acts, occurrences or conditions prior to or on the Balance Sheet Date, whether or not insured; provided, that Seller's indemnification obligations pursuant to this Section 11.05(f) shall not in any event exceed $7,000,000.

          (g)   For purposes of clarification, the parties hereto acknowledge and agree that the indemnities provided in this Section 11.05 (i) are in addition to, and not in limitation of, the indemnities provided by Section 11.02; (ii) are not subject to the limitations on Losses set forth in Section 11.02(a) and Section 11.02(b), respectively, or Section 11.04(b); and (iii) in the case of the Shared Lawsuits, are not subject to the procedures set forth in Section 11.03.

ARTICLE XII

TERMINATION

           12.01.  Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

          (i)    by mutual written agreement of Seller and Buyer;

          (ii)   by either Seller or Buyer if the Closing shall not have been consummated on or before January 15, 2001;

          (iii)  by either Seller or Buyer if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction; or

          (iv)  by Seller pursuant to Section 5.08.

          The party desiring to terminate this Agreement pursuant to clauses (ii) or (iii) shall give notice of such termination to the other party.

           12.02.   Effect of Termination. If this Agreement is terminated as permitted by Section 12.01, such termination shall be without liability of either party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that no such termination shall relieve any party of liability for the willful failure of either party to fulfill a condition to the performance of the obligations of the other party or to perform a covenant of this Agreement or for a willful breach of this Agreement, such party shall be fully liable for any and all Losses incurred or suffered by the other party as a result of such failure or breach. The provisions of Sections 5.08, 6.01, 12.02, 12.03, 13.03, 13.05, 13.06, 13.09 and 13.10 shall survive any termination hereof pursuant to Section 12.01.

           12.03.   Termination Fee. In the event that Seller terminates this Agreement pursuant to Section 5.08, Seller shall immediately pay to Buyer an amount in cash equal to the aggregate fees and expenses actually incurred by Buyer in connection with the transactions contemplated by this Agreement up to a maximum amount of $2,000,000. Furthermore, following termination of this Agreement pursuant to Section 5.08, in the event that, at any time prior to November 30, 2001, Seller or any of its Affiliates or the Company or any of its Subsidiaries shall have entered into a definitive agreement with respect to, or shall have consummated, a transaction in connection with any Acquisition Proposal, then immediately prior to, or as a condition of, consummation of such transaction, the Seller shall pay to Buyer an amount in cash equal to 3.5% of the aggregate purchase price of such transaction (including, without limitation, the assumption of any debt and the fair market value of any securities) less any amounts previously paid to Buyer pursuant to the preceding sentence. Any amounts due under this Section 12.03 shall be in the nature of liquidated damages and not in the nature of a penalty. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 12.03 shall be the sole and exclusive remedy of Buyer following termination of this Agreement pursuant to Section 5.08.

ARTICLE XIII

MISCELLANEOUS

          13.01.  Notices. Any notice, request or other communication hereunder shall be in writing and shall be deemed duly given (i) immediately upon confirmation of receipt by facsimile or telecopy, (ii) one business day following the date sent when sent by overnight delivery and (iii) five business days following the date mailed when mailed by registered or certified mail return receipt requested and postage prepaid to the following addresses:

          if to Buyer, to:

                    KB Acquisition Corp.
                    Two Copley Place
                    Boston, MA 02116
                    Attention: Robert F. White
                                   Matthew S. Levin
                    Telecopy: (617) 572-3274

                    with a copy to:

                    Ropes & Gray
                    One International Place
                    Boston, MA 02110-2640
                    Attention: R. Newcomb Stillwell
                    Telecopy: (617) 951-7050

          if to Seller, to:

                    Consolidated Stores Corporation (Ohio)
                    300 Phillipi Road
                    P.O. Box 28512
                    Columbus, OH 43228-0512
                    Attention: Albert J. Bell
                                   Vice Chairman and Chief Administrative Officer
                    Telecopy: (614) 278-6527
                              and
                    Attention: Charles W. Haubiel II
                                   Vice President and General Counsel
                    Telecopy: (614) 278-7127

                    with a copy to:

                    Vorys, Sater, Seymour and Pease LLP
                    52 E. Gay Street
                    Columbus, OH 43215
                    Attention: Ronald A. Robins, Jr.
                    Telecopy: (614) 719-4926

          Any party may send any notice, request or other communication hereunder to the intended recipient at the address set forth above for such recipient using any other means (including personal delivery, expedited courier, messenger service, telex, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the intended party or a duly authorized agent thereof. Any party may change the address to which notices, requests and other communications hereunder are to be delivered by giving the other party notice in the manner herein set forth.

           13.02.  Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Seller, or in the case of a waiver, by the party against whom the waiver is to be effective.

          (b)   No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

           13.03.  Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense;

provided, that, if the transactions contemplated hereby are consummated, all expenses of the Company and its Subsidiaries incurred prior to the Closing Date shall be deemed to be expenses of, and shall be paid by, the Seller.

           13.04.  Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto except that (i) Buyer may transfer or assign, in whole or from time to time in part to one or more of its wholly-owned Subsidiaries, the right to purchase all or a portion of the Shares and (ii) Buyer may make a collateral assignment of its rights hereunder to its senior lenders, but no such transfer or assignment will relieve Buyer of its obligations hereunder.

           13.05.  Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without regard to the conflicts of law rules of such state.

           13.06.  Jurisdiction. Except as otherwise expressly provided in this Agreement, any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall only be brought in the United States District Court for the Southern District of Ohio or any other Ohio state court sitting in Franklin County, Ohio, and each of the parties hereby consents, on behalf of itself and its Affiliates, to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or than any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. In addition, each party hereby irrevocably waives, to the fullest extent permitted by law, any right to a jury trial in connection with any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby.

           13.07.  Arbitration. Notwithstanding Section 13.06, any matter that may be made the subject of an Arbitration under Article II or Article VIII may only be resolved by means of an Arbitration conducted pursuant to this Section 13.07. Any request for Arbitration shall be made in writing to the New York, New York office of Arthur Anderson or, in the event such firm declines to serve, to the New York, New York office of such other independent accounting firm of recognized national standing that may be selected mutually by Buyer and Seller. The firm to which such request is made shall, upon agreeing in writing to conduct the Arbitration in question in accordance with the terms of this Agreement, be the " Accounting Referee" under this Agreement. The Arbitration shall be conducted under the auspices of the Accounting Referee and, except to the extent said rules conflict with the terms of this Section 13.07, shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The Accounting Referee shall provide to the parties the names and resumes of at least three partners of the Accounting Referee who are willing to serve as the individual responsible for conducting the Arbitration (the "Arbitrator"). If the parties are unable after good faith negotiation to agree upon and select one of the individuals so identified to act as the Arbitrator, then each party shall have the right to deliver to the Accounting Referee a confidential communication striking no more than one of the individuals previously identified as a potential Arbitrator. The Accounting Referee shall then proceed to select the Arbitrator from among the previously identified individuals who have not been stricken from consideration. Upon being selected, the Arbitrator shall conduct the Arbitration in question; shall determine the matter at issue in the Arbitration and shall set forth such determination in a written ruling, which ruling shall be rendered within 30 days of the date on which the Arbitrator was selected and shall be delivered to the parties in accordance with the terms of Section 13.01 of this Agreement. The ruling of the Arbitrator shall be final, binding and conclusive on the parties; shall have the legal effect of an arbitral award and shall be subject only to the judicial review permitted by the Federal Arbitration Act. Judgment on the ruling of the Arbitrator may be entered and enforced in any court having jurisdiction over the parties or their assets. The fees and disbursements of the Accounting Referee shall be allocated between the parties in the same proportion that the aggregate amount submitted to the Accounting Referee that is unsuccessfully disputed by each such party (as finally determined by the Accounting Referee) bears to the total amount so submitted.

           13.08.   Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

           13.09.   Third Party Beneficiaries. No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

          13.10.   Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement, as well as the Confidentiality Agreement dated as of July 24, 2000 and the letter of intent dated November 14, 2000. No representation, inducement, promise, understanding, condition or warranty not set forth herein or in the agreements or documents delivered in connection herewith has been made or relied upon by either party hereto. Neither this Agreement nor any provision hereof is intended to confer upon Person other than the parties hereto any rights or remedies hereunder.

          13.11.  Validity of Provisions. Should any provision of this Agreement be declared by any court of competent jurisdiction to be invalid or unenforceable, the remaining provisions shall not be affected thereby. If any provision of this Agreement shall be held to be partially invalid and unenforceable, then that portion which is not held to be invalid or unenforceable shall be deemed enforceable to the maximum extent permitted by law.

           13.12.   Further Assurances. At any time and from time to time, each party hereto, without further consideration, shall cooperate, take such further action and execute and deliver such further instruments and documents as may be reasonably requested by any other party in order to carry out the provisions and purposes of this Agreement.

           13.13.   Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

[Signature page to follow]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

KB ACQUISITION CORP.

By:	/s/ Matthew Levin
Name: Matthew Levin
Title: Vice President

CONSOLIDATED STORES CORPORATION

By:	/s/ Albert J. Bell
Name: Albert J. Bell
Title: Vice Chairman

Schedules, Exhibits and Appendices

Description	Schedule No.

Non-Store Leases	1.01(a)
Subsidiaries	3.06(a)
Subsidiaries; Liens	3.06(b)
Required Consents	3.07(a)
Other Consents	3.07(b)
Absence of Certain Changes	3.09
Real Property	3.10(a)
Material Liens	3.10(b)
Rights to Use Real Property	3.10(c)
Material Liabilities	3.11
Litigation	3.12
Material Contracts	3.13
Material Licenses and Permits	3.14
Leases	3.16
Compliance with Laws	3.17
Intellectual Property Rights	3.18
Employees	3.19
Benefit Arrangements	3.20
Environmental Matters	3.21
Transactions with Affiliates	3.22
Finders' Fees	3.23
Products	3.25
Conduct of the Business	5.01
Additional Agreements	7.07
Tax Matters	8.02
Miscellaneous Taxes	8.06(b)(i)
Non-Terminating Benefit Arrangements	9.02(a)

Description

Exhibit

Form of HCC Note	Exhibit A-1
Form of Company Dividend Note	Exhibit A-2
Form of Warrants	Exhibit B
Form of Seller Counsel's Opinion	Exhibit C
Form of Employment Agreement	Exhibits D-1, D-2, D-3 and D-4
Form of Transitional Services Agreement	Exhibit E
Form of Warrantholders Agreement	Exhibit F
Form of Buyer Counsel's Opinion	Exhibit G

Description

Appendix

Sample Stores Profit and Loss Statement	Appendix I
Permitted Payments	Appendix II
Matters to be Indemnified by Seller	Appendix III
Matters to be Indemnified by Buyer	Appendix IV

Appendix II

Permitted Payments and Permitted Charges and Required Credits

A.	Definition of Permitted Payments and Permitted Charges

           "Permitted Payments" and "Permitted Charges" shall include only the items set forth under the following headings, in each case if paid by wire or settlement of presented check in customary amounts and intervals in the ordinary course of business. Such items so paid directly by the Company and its Subsidiaries are referred to as "Permitted Payments" and such items so paid by the Seller on behalf of the Company and its Subsidiaries or so charged by the Seller with respect to the Company and its Subsidiaries are referred to as "Permitted Charges."

(1)	Transactions relating to Rent:
	(a)	Rent – Straight, Percentage, Escalating–Stores & Warehouses
	(b)	Real Estate Taxes
	(c)	CAM – comprising charges from the Landlord for HVAC, advertising and storage
	(d)	Property Tax
	(e)	Prepaid Sales Tax

(2)	Transactions relating to Insurance:
	(a)	Invoices for settlements of self insured medical and dental claims (EBMC Charges) – to extent claims or charges relate to Post-Balance Sheet Date occurrences not covered by insurance

	(b)	Invoices for settlements of workers compensation claims – to extent claims or charges relate to Post-Balance Sheet Date occurrences not covered by insurance

	(c)	Invoices for settlements of general liability claims – to extent claims or charges relate to Post-Balance Sheet Date occurrences not covered by insurance

	(d)	Invoices for pro-rated share of workers compensation and general liability insurance premiums – to extent premiums relates to coverage of Post-Balance Sheet Date occurrences
(3)	Transactions relating to Tax-related Items:
	(a)	Payments to Tax authorities by or on behalf of the Company and its Subsidiaries relating to Post-Balance Sheet Tax Period Miscellaneous Taxes (excluding penalties and additions to Tax).

	(b)	Payments to Tax authorities by or on behalf of the Company and its Subsidiaries relating to Pre-Balance Sheet Tax Period Miscellaneous Taxes to the extent reflected on the Balance Sheet.

(4)	Miscellaneous Payments:

(a)	Store Supplies purchased by the Company and its Subsidiaries from the CNS supply

(b)	Royalty payments to KB Holding company—the funds are wired to KB, then wired back to CNS (so long as net impact is zero)

(5)	Transactions relating to Treasury:
	(a)	Cash funding for foreign wires of the Company and its Subsidiaries – KB inventory purchases
	(b)	Cash funding for lines of credit of the Company and its Subsidiaries – KB inventory purchases
	(c)	Cash funding for main account of the Company and its Subsidiaries when stores cash is less than AP expense
	(d)	Garnishments for child support paid by CNS on behalf of the Company and its Subsidiaries

(6)	Transactions relating to KB employees and the operation of the Montgomery KB Warehouse:
	(a)	Payroll – hourly and salary
	(b)	Payroll taxes
	(c)	Payroll taxes
	(d)	Garnishments for child support paid by CNS on behalf of the Company and its Subsidiaries

(7)	Transactions relating to invoices paid by the Seller on behalf of the Company and its Subsidiaries:
	(a)	Professional – Legal, Auditors to extent not related to the acquisition or related transactions
	(b)	Utilities - Phone and Electric invoices
	(c)	Corporate Plane (only for actual KB usage)
	(d)	Monthly Administrative Charge for 401K Participants – Fifth/Third Bank – to extent related to Post-Balance Sheet Date monthly periods

(8)	Miscellaneous Allocations:
	(a)	Service charge for AP processing by Capital Retail System, Inc.
	(b)	Pro rata monthly asset protection charge of $150,000
	(c)	Pro rata monthly general office charge of $291,667
	(d)	Corporate planes dry lease expense, but only for actual KB usage
	(e)	Intercompany charge for items purchased by the Company and its Subsidiaries from the Wisconsin Toy division of Seller (including the 5% surcharge)

B.	Definition of Required Credits.

           "Required Credits" shall include the following:

(a)	Cash received for credit card sales
(b)	Cash received from main account of the Company and its Subsidiaries when store cash is greater than AP expense
(c)	Purchase of inventory by WI Toy from the Company and its Subsidiaries
(d)	All distributions received from the Company or any of its Subsidiaries
(e)	All transactions relating to checks or cash received by Seller or its Affiliates on behalf of the Company or any of its Subsidiaries including but not limited to:

Retribution
Vending Income (a portion of the check is allocated to KB)
Refunds from landlords
Rent Abatements
Supplies Rebates
Marine Toys for Tots—purchases are made on account at KB stores, then Seller receives the payment for the purchase.
(f)	All cash or checks received by the Company or any of its Subsidiaries

Appendix III
Matters to be Indemnified by Seller

1.  Any Losses arising out of or related to any Event of Default under the Note Agreement dated as of March 1, 1990 between Kay-Bee Toy and Hobby Shops, Inc. and Allstate Life Insurance Company prior to the Closing.

2.  Any Losses associated with obtaining good standing status for BrainPlay.com, Inc.

Appendix IV
Matters to be Indemnified by Buyer

1.  Any Losses arising out of the guarantee by Seller of the obligations of the Company or any of its Subsidiaries to Nintendo.

2.  Any Losses arising out of or related to any "civil action" taken by or on behalf of Buyer, the Company or any of its Subsidiaries or Affiliates after the Closing Date with respect to shoplifting or similar incidents occurring prior to the Closing Date.